04030221

HypoVereinsbank

RECEIVED

2004 MAY 18 A 10:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

GSC1IR - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, May 10th, 2004

Bayerische Hypotheken und Wechsel Bank

Re: ~~Bayerische Hypo- und Vereinsbank AG~~ („HypoVereinsbank")
File No. 82-3777

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Interim Report at March 31, 2004
- Investor Relations Release dated April 29th, 2004 commenting on HVB Group's results for the first quarter of 2004
- Investor Relations Release dated May 7th, 2004 commenting on the cash compensation for VuW shareholders set at € 25.00 per share

You will receive the items listed above in the both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

By: Susan Eckenberg
Name: Susan Eckenberg
Title: IR Manager

By: Richard Speich
Name: Richard Speich
Title: IR Manager

Enclosure

DLW 5/19

Interim Report
at March 31, 2004

INTERIM R
3
31

HVB Group

CONTENTS

REPORT

FINANCIAL HIGHLIGHTS

Key indicators (in %)	1/1–3/31/2004	2003
Return on equity after taxes (excl. amortization of goodwill)	3.3	–11.2
Return on equity after taxes	1.9	–19.7
Return on equity before taxes (excl. amortization of goodwill)	7.1	– 6.9
Return on equity before taxes	6.0	–14.6
Cost-income ratio (based on operating revenues)	66.6	63.0
Ratio of net commission income to operating revenues	30.3	27.6
Operating performance	1/1–3/31/2004	1/1–3/31/2003
Operating profit (€ millions)	290	151
Net income (loss) (€ millions)	53	(9)
Earnings per share (excl. amortization of goodwill, €)	0.17	0.08
Earnings per share (€)	0.10	– 0.02
Balance sheet figures (€ billions)	3/31/2004	12/31/2003
Total assets	482.8	479.5
Total volume of lending	335.0	338.3
Shareholders' equity	11.1	10.3
Key capital ratios compliant with BIS rules	3/31/2004	12/31/2003
Core capital (€ billions)	14.9	14.4
Equity funds (€ billions)	26.3	25.6
Risk assets (€ billions)	240.9	241.8
Core capital ratio (in %)	6.2	5.9
Equity funds ratio (in %)	10.0	9.7
Share information	1/1–3/31/2004	2003
Share price:[1] Reporting date (€)	15.94	17.62
High (€)	21.13	19.26
Low (€)	15.22	5.47
Market capitalization (before capital increase) (€ billions)	8.5	9.8
Market capitalization at April 15 (after capital increase) (€ billions)	12.6	—
	3/31/2004	12/31/2003
Employees	59,575	60,214
Branch offices	2,091	2,062

[1] HVB share price adjusted for subscription discount

General economic trends in the first quarter of 2004

The global economy showed signs of accelerating growth and more broad-based recovery in the first quarter of 2004. The fiscal stimulus measures enacted in the United States, coupled with the continued low level of interest rates, have clearly stimulated economic demand in this country. In fact, the U.S. economy may have grown at an annualized rate of more than 5% in the last quarter. In the euro area and in Germany, on the other hand, economic conditions have not improved significantly, with growth rates hovering around 1%.

Specific trends affecting the financial services sector

In the first two months of the year, the German banking sector benefited from the positive trend on the capital markets, which were buoyed by expectations of a general economic recovery. Although demand for credit remained weak, the earnings performance of German banks was boosted by the increased demand for capital market products. The stock markets, in turn, were fueled by the continued low level of interest rates and strong market liquidity.

The March terror attacks in Madrid put the brakes on the stock market upswing. The ensuing market volatility caused private investors in particular to pull back from the markets, thereby dampening the operating performance of the banks.

New strategy program: Growing with Europe

The successful implementation of the Transformation Program in 2003 created the conditions that will enable HVB Group to raise the profitability of its customer-related activities on a continuous basis and so permanently increase the overall profitability of the corporate group. In effect, the turnaround accomplished in fiscal 2003 marked the beginning of a general trend reversal that we aim to accelerate in the coming years. Accordingly, we at HVB Group have set ambitious financial goals for the current year and beyond. (Please also refer to the Outlook in the Financial Section of the 2003 Annual Report.)

To accomplish these ambitious goals, we have adopted a new strategy program entitled Growing with Europe. This program is aimed at boosting four key levers of value creation: proactive capital management, proactive risk management, improving the Group's operating profitability, and continually sharpening the Group's business profile. HVB Group intends to capitalize on its market leadership position in the heart of Europe and benefit from the positive structural changes in Germany – including both the general political changes and the specific changes affecting the banking sector – and profit from the dynamic economic development of Central and Eastern Europe. For a detailed description of the Growing with Europe program, please refer to the special report in the 2003 Annual Report.

Continued divestiture of non-strategic holdings

In order to minimize the risks that share price movements pose to the future earnings performance of the Group, we decided to divest certain key holdings from our portfolio of investments earlier than originally planned. As a first step in this direction, HVB Group marked to market its shares in Allianz and Munich Re at year-end 2003. In the first quarter of 2004, we followed up on these intentions by selling our holding of Allianz shares and reducing our investment in Munich Re to less than 10%.

The sale of Bankhaus BethmannMaffei, which had been announced in December 2003, was another important step toward sharpening our strategic profile and eliminating redundancies within the corporate group. HVB Group earned a substantial book profit on the sale, which was finalized in the first quarter. In the future, our business with wealthy private clients will be consolidated under our HVB Private Banking brand.

It was also announced in February that we intended to sell our investment in Brau und Brunnen AG, Dortmund. This transaction will be completed in the second quarter of the current year. Moreover, we intend to continue on the path of divesting non-strategic investments in order to focus our resources on our core business.

Capital increase successfully completed

Besides streamlining our investment portfolio, another important element of the action plan being pursued as a means of accomplishing our strategic goals was the capital increase announced at the end of February 2004. Under this plan, HVB raised €3 billion in fresh capital from the issue of subscription rights. Furthermore, an innovative auction procedure was employed to secure favorable subscription terms for the Group. Our shareholders were offered the chance to purchase new shares at a price of €14 per share. The entire issue of 214.4 million shares was completely underwritten by an international consortium of banks. HVB shareholders were given the opportunity to obtain two new shares for five old shares.

The transaction was successfully completed on April 6 with a subscription rate of 99.89%. Investor demand for the issue of subscription rights was brisk, especially among investors outside Germany. The issue also had the effect of substantially altering the Group's shareholder structure, raising the proportion of shares in free float to more than 80%. The capital increase substantially improved the quality of our core capital and will help us to achieve the long-term goal of raising our core capital ratio to more than 7%. We also believe that the capital increase will improve our debt ratings. Finally, the transaction created additional opportunities for generating profitable growth and broadened our options for strategic action in the European marketplace.

Integration of Vereins- und Westbank under preparation

An announcement was already made in 2003 that Vereins- und Westbank, Hamburg, would be completely integrated into HVB Group. In March, we took an important step in this direction by increasing our interest in Vereins- und Westbank to more than 95%. A special meeting of Vereins- und Westbank shareholders will convene in the summer of this year to vote on a squeeze-out procedure that will encourage the minority shareholders to transfer their shares to HVB AG in exchange for reasonable consideration. We hope to complete the legal aspects of integration in the second half of this year. Optimizing our corporate structure is expected to generate synergy savings of approximately €70 million per year in the future. The integration will also boost our selling power among retail and business customers in northern Germany.

Business performance and key figures

The Bank has performed largely in line with our expectations during the first three months of this year.

Compared with the first quarter of last year, we have, as a result of deconsolidation effects, almost doubled operating profits on lower revenues and almost tripled net income before taxes.

In the Outlook section of the Financial Review (starting on page 15 of the Financial Section of the 2003 Annual Report), we stated a target range for 2004 as a whole. The expected figures for the first quarter (Q1 e) only deviate slightly from the prorated annual figures, as the effects arising from the capital increased completed at the beginning of April were not budgeted until the following quarters of 2004.

HVB Group € millions	2004 e	Q1 2004 e	1/1–3/31/ 2004
Total operating revenues	9,600–10,000	2,365–2,465	2,317
Administrative expenses	6,100–6,300	1,525–1,575	1,542
Loan-loss provisions	1,900–2,100	475–525	485
Operating profit	1,400–1,700	315–390	290
Cost-income ratio	63–65%	63–65%	66.6%

In the first quarter, we achieved the target range of loan-loss provisions and general administrative expenses. In terms of operating revenues, we are around 2% below the forecast level. The operating profit of €290 million just fails to match the range targeted.

At 66.6%, our cost-income ratio is slightly above the selected range, even though it has improved over the same period last year (Q1 2003: 69.0%).

TREND IN EARNINGS

Owing to the spin-off of Hypo Real Estate Group, which was carried out in September 2003 and took effect at January 1, 2003, the income statement for January 1 to March 31, 2004 does not show the figures for the old HVB Group included in the Interim Report at March 31, 2003. Instead it shows the figures presented at that time under segment reporting for the new HVB Group.

To facilitate comparison of the current figures with those of the prior year, the discussion below on the trend in earnings presents – in addition to Q1 2003 income statement figures (new HVB Group, see page 14) – a comparison with the prior year figures adjusted by the current income and expenses of the deconsolidated companies norisbank, Bank von Ernst and Bankhaus Bethmann Maffei, and the Contractual Trust Arrangement (CTA) (referred to below as "deconsolidation effects", see page 15).

Operating revenues

Total operating revenues, at €2,317 million, were 2.0% below the prior year figure, primarily as a result of deconsolidation effects. However, after adjustment of the prior year figure for these effects, operating revenues were up 2.8%.

Net interest income has fallen back a significant €128 million, a 9.1% drop compared with last year. Along with deconsolidation effects of €78 million, this reflects the impact of the disposal of the real estate portfolio in the United States and currency effects caused by the strong euro, particularly against the US dollar and the Polish zloty.

Another underlying factor is the decline in volume in the wake of the reduction of risk assets under our 2003 Transformation Program. We have almost completely offset these effects by improving margins in our lending operations.

The Notes include a detailed breakdown of interest income and expense.

Net commission income, at €701 million, shows a 4.6% improvement on the pro rata prior year level (9.9% when deconsolidation effects are taken into account). The ratio of net commission income to total operating revenues reached 30.3% (2003: 27.6%).

With a trading profit of €262 million in the first three months of 2004, we were able to boost the strong showing of the prior year by a further 8.7% and achieve the full pro rata budget target. The increase is attributable above all to equity transactions.

General administrative expenses

The reported administrative expenses of €1,542 million are 5.4% lower than in the prior year. After adjustment for deconsolidation effects, the reduction amounts to 0.5%.

We calculate the cost-income ratio as the percentage of total operating revenues made up by general administrative expenses; in the first quarter it was 66.6% (Q1 2003: 69.0%; excluding deconsolidation effects: 68.7%).

Loan-loss provisions

For the new HVB Group, we expect to record provisions for losses on loans and advances totaling €1,940 million in 2004, or, on a pro rata basis, €485 million for the first three months. This represents a decline of €98 million, or 16.8%, compared with the figure reported for the first quarter of the prior year.

Net income before taxes

Net income nearly doubled in the first three months, increasing €139 million (or, without deconsolidation effects, €160 million) to €290 million, continuing the sustained profitability gains from the 2003 fiscal year. This improved operating result includes the €53 million gain on the disposal of Bankhaus BethmannMaffei.

Net income from investments, at €19 million, was €22 million better than in the prior year.

In contrast to the treatment under U. S. GAAP, scheduled amortization is taken on goodwill in our financial statements prepared in accordance with IFRS. The related charges totaled €38 million in the first quarter of this year, a €16 million (29.6%) decline as compared with the prior year resulting from the non-scheduled amortization of goodwill, particularly for Bank Austria Creditanstalt AG (BA-CA).

The item "Other income and expenses" includes the risk shield provided to the Hypo Real Estate Group, which can amount to a maximum of €130 million this year. The extent to which this shield will be needed will depend on the course of business of the Hypo Real Estate Group. We have recognized this cover in our income statement at March 31, 2004 at €33 million on a pro rata basis.

Net income before taxes totaled €199 million, €128 million above the prior year figure, or €145 million above the prior year figure adjusted for deconsolidation effects.

Taxes on income

Under taxes on income we show the actual taxes as well as deferred tax assets and liabilities for temporary differences between the values stated in accordance with IFRS and the values stated for tax reporting purposes. The actual taxes mainly reflect profits earned by our foreign branches and subsidiaries, since tax regulations do not permit these profits to be offset against domestic losses.

Minority interest in net income

After the IPO of BA-CA in July 2003, minority interests hold 22.5% of the shares in BA-CA, and are therefore entitled to a corresponding portion of the net income reported by the BA-CA Group. This is the main factor behind the posted increase to €58 million of minority interest. In March 2003, minority interests had a €20 million share in quarterly income after taxes.

Trends in individual business segments

The contributions of the individual business segments to the operating profit of €290 million were as follows:

Germany	€ 79 million
Austria and CEE	€140 million
Corporates & Markets	€141 million
Real Estate Workout	losses of € 19 million

Germany business segment

The Germany business segment increased its operating profits by 23% to €79 million compared with the pro rata prior year total. This increase was achieved although the prior year results benefited from the gains on the disposals of norisbank and Bank von Ernst, and the 2004 results no longer show the current income and expenses of the deconsolidated companies norisbank, Bank von Ernst and BethmannMaffei and the effects of the CTA (referred to below as "deconsolidation effects"). The following table presents a comparison of Q1 2004 with the non-adjusted, pro rata prior year figures.

Germany business segment

Income statement by business unit

€ millions	Private Customers	Corporate Customers and Professionals	Commercial Real Estate Finance	Consolidation	Total
Operating revenues					
March 31, 2004	505	407	137	—	1,049
1/4 of 2003	644	391	129	—	1,164
Loan-loss provisions					
March 31, 2004	43	143	95	—	281
1/4 of 2003	78	160	126	—	364
General administrative expenses					
March 31, 2004	441	189	59	—	689
1/4 of 2003	476	202	58	—	736
Operating profit (loss)					
March 31, 2004	21	75	(17)	—	79
1/4 of 2003	90	29	(55)	—	64
Cost-income ratio					
March 31, 2004	87.3%	46.4%	43.1%		65.7%
Dec. 31, 2003	74.0%	51.5%	45.0%		63.2%

To facilitate comparisons, we have adjusted the prior year values for the Germany business segment and the Private Customers business unit in the discussion below to reflect the deconsolidation effects.

In adjusted terms, we achieved a solid €149 million increase in our operating profit as compared with the pro rata prior year figure, thanks partly to the gain of around €53 million realized in the first quarter of 2004 from the disposal of BethmannMaffei. Adjusted operating income was up 10.1%. General administrative expenses increased slightly, by 3%, without taking these effects into account. The cost-income ratio improved to 65.7%, a significant change against the adjusted prior-year figure (70.3%). In addition to higher productivity, the main factor contributing to the pleasing trend in operating results was the sharp decrease in loan-loss provisions.

In the Private Customers business unit (including asset management and private banking activities), we improved the adjusted operating results by €65 million to record a profit of €21 million. The operating profits for Q1 2004 include the gains on the disposal of BethmannMaffei. The adjusted operating revenues increased 15% to €505 million. Net commission income improved against the adjusted prior-year level through the sale of attractive investment products such as the HVB-7/3-Bond. Despite a slight rise in administrative expenses excluding non-recurring items, the cost-income ratio improved in Q1 2004 to 87.3% compared with the adjusted prior-year value (94.7%). The sharply lower loan-loss provisions reflect the anticipated success in restructuring the loan portfolio.

In the Corporate Customers and Professionals business unit, we more than doubled our operating profit to €75 million. Operating revenues increased 4% thanks to the 20% rise in commission income generated by increased sales in the derivatives business with customers and more intensive financial consulting. Interest income remained stable. Declining administrative expenses helped to produce a significant improvement in the cost-income ratio by 5 percentage points to 46.4%.

The Commercial Real Estate Finance business unit increased its operating revenues by 6%. Factors contributing to this trend were an 18% jump in net commission income and a 4% increase in net interest income. The higher revenues, coupled with unchanged administrative expenses, led to an improvement in the cost-income ratio to 43.1%. In addition, the large reduction in loan-loss provisions enabled us to substantially decrease the operating loss.

Austria and CEE business segment

The Austria and CEE business segment was able to continue the strong performance of the prior year, boosting operating income by 26% to €140 million. The cost-income ratio improved sharply to 69.2% with nearly constant operating revenues, thanks mainly to a 3% decline in administrative expenses. Another factor playing a role in the satisfactory increase in operating results was the 7% decline in loan-loss provisions.

Operating revenues in the Private Customers business unit of the Austria and CEE segment declined a slight 3%. Contributing factors were a small drop in interest income and lower operating revenues. Administrative expenses were unchanged. These developments, coupled with a sharp decline in loan-loss provisions, resulted in a slight 4% increase in operating profits.

In the Corporate Customers business unit in Austria we succeeded in increasing the operating profit by approximately one-fifth. With operating revenues nearly constant, this trend was mainly the result of a 10% decrease in administrative expenses. This helped to improve the cost-income ratio to 54.2%.

The pleasing performance of the Austria and CEE business segment can be attributed to a large degree to the CEE business unit, which boosted its operating profit by nearly half, to €59 million, thanks to higher operating revenues (up 9%). The decrease in trading profit was more than offset by a 17% jump in interest income and an 8% rise in commission income. The nearly stable administrative expenses helped to produce a significant improvement in the cost-income ratio by more than 6 percentage points to 66.9%.

Including the net income from Corporates & Markets and income from the Other/Consolidation segment, together with the Group-specific items such as amortization and funding expense of goodwill, the Bank Austria Creditanstalt Group overall contributed €157 million to the net income before taxes reported by HVB Group. The system of segment reporting employed by HVB Group involves allocating all income and expenses to the business segments in line with causation. This takes place irrespective of whether they accrue directly at a Group company or need to be considered at corporate level, as is the case with the group-specific items mentioned. Consequently, the contributions to earnings made by the Bank Austria Creditanstalt Group and all other Group companies with group-specific items do not, from the corporate point of view, match their primary net income. The primary net income before taxes reported by the Bank Austria Creditanstalt Group of €196 million is published separately by Bank Austria Creditanstalt.

Austria and CEE business segment

Income statement by business unit

€ millions	Private Customers, Austria	Corporates Customers, Austria	Central and Eastern Europe	Consolidation	Total
Operating revenues					
March 31, 2004	308	240	254	—	802
¼ of 2003	318	245	234	—	797
Loan-loss provisions					
March 31, 2004	24	58	25	—	107
¼ of 2003	35	58	22	—	115
General administrative expenses					
March 31, 2004	255	130	170	—	555
¼ of 2003	255	144	172	—	571
Operating profit					
March 31, 2004	29	52	59	—	140
¼ of 2003	28	43	40	—	111
Cost-income ratio					
March 31, 2004	82.8%	54.2%	66.9%		69.2%
Dec. 31, 2003	80.1%	58.8%	73.4%		71.6%

Corporates & Markets business segment

The earning trend in the Corporates & Markets business segment was depressed in the first quarter of 2004 by declining operating revenues. This is essentially a consequence of a reduction in net interest income. This development was only partially offset by the pleasing trading profit which, at €242 million, exceeded the already high earning level of the prior year by nearly 50%. The 15% drop in operating revenues combined with the higher administrative expenses led to a cost-income ratio of 56.6% (2003: 44.1%). With loan-loss provisions remaining constant, the operating profit declined to €141 million. This result means that this business segment made the largest contribution to profits, as it did in the prior year.

Unlike the previous year, the Equity Markets and Debt Markets business units are combined in the new Markets business unit because management and P/L responsibility have not been handled separately since January 1, 2004. We have adjusted the prior year figures accordingly. The operating results of this business unit decreased 14% as a result of declining interest income on available-for-sale investments, IAS effects, and non-scheduled income last year. Trading profits showed a very pleasing trend despite high volatility on the capital markets following the terrorist attack in Madrid in March 2004. It improved by nearly one-half as compared with the high result of the prior year. The 37% decline in operating profits was partly due to an 8% increase in administrative expenses.

In the Corporates business unit, the operating profit decreased 17% owing to a decline in interest income and commission income. Interest income was weighed down by the loss of revenues reported in the prior year as a result of the disposal of the U.S. real estate portfolio, and also by the effects of the reduction in volume under the 2003 Transformation Program. In addition, higher administrative expenses caused the cost-income ratio to deteriorate. This development caused operating profits to decline to €35 million. Loan-loss provisions remained constant.

Corporates & Markets business segment

Income statement by business unit

€ millions	Markets	Corporates	Consolidation	Total
Operating revenues				
March 31, 2004	289	234	(2)	521
1/4 of 2003	337	281	(2)	616
Loan-loss provisions				
March 31, 2004	—	85	—	85
1/4 of 2003	—	83	—	83
General administrative expenses				
March 31, 2004	183	114	(2)	295
1/4 of 2003	169	105	(2)	272
Operating profit				
March 31, 2004	106	35	—	141
1/4 of 2003	168	93	—	261
Cost-income ratio				
March 31, 2004	63.3%	48.7%		56.6%
Dec. 31, 2003	50.2%	37.3%		44.1%

FINANCIAL SITUATION

Total assets and lending volume

The total assets of HVB Group amounted to €482.8 billion at March 31, 2004, which represents an increase of €3.4 billion, or 0.7%, over the year-end total. This rise is essentially the result of a €3.8 billion jump in loans and advances to other banks resulting from increased investments and a €1.2 billion rise in trading assets flanked by a €2.0 billion decrease in loans and advances to customers and a €1.0 billion decrease in financial investments.

Lending volume was down €3.3 billion to €335.0 billion, owing to a decline in both loans to customers and contingent liabilities.

On the liabilities side, amounts owed to other depositors increased by €3.2 billion, and trading liabilities were up €1.4 billion. Running counter to this trend, deposits from other banks decreased €2.5 billion. The issue of 214.4 million new shares increased the subscribed capital 40%, or €643 million, to €2,252 million. This resulted in a 7.8% increase in shareholders' equity to €11.1 billion.

The amount of net proceeds from the capital increase in excess of the subscribed capital was equal to approximately €2.3 billion. This amount will not result in an increase in additional paid-in capital until Q2 2004, since the inflow of liquidity did not occur until the transaction was fully completed on April 6.

Risk assets and key capital ratios

We sharply reduced our risk assets during 2003. We are planning, on the basis of a considerably strengthened capital base, for moderate growth in risk assets to a level of €250 billion in 2004. To ensure that this target is met, we will implement outplacement measures if necessary. As per BIS rules, the risk assets at March 31, 2004 amounted to €240.9 billion, a decrease of €0.9 billion compared with year-end 2003.

The core capital of HVB Group rose approximately 3% to €14.9 billion thanks to the amount added by the capital increase. Compared with the figures reported at year-end 2003, we have improved our core capital ratio from 5.9% to 6.2%, and our equity funds ratio from 9.7% to 10.0%.

Taking into account all issue proceeds from the capital increase, our core capital ratio is 7.2% and our equity funds ratio 11.3%.

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HVB AG, the figure averaged 1.3 in Q1 2004 (at year-end 2003: 1.2).

IFRS basis

The present interim report has been prepared in accordance with IAS 34. We have applied the same accounting and valuation principles as in the consolidated financial statements for 2003 (explained in detail starting on page 52 in the Financial Section of the 2003 Annual Report). However, the control parameters used for segment reporting purposes (core capital allocated to business segments, interest rates applied to calculate return on investment) have been modified and the prior-year figures adjusted accordingly.

In addition to the segment reporting for the Germany, Austria and CEE, and Corporates & Markets business segments, we have also again included a discussion and analysis of the business unit results as compared with the prior year. This additional information is provided in the interest of illuminating all aspects of the Group's operating performance. Because business unit reporting commenced only at mid-year 2003, there are no comparable results for the first quarter of 2003. Instead, we have used prorated prior-year figures to serve as comparison values for the results of the business segments and business units in the first quarter of 2004.

Changes in the group of companies included in consolidation

Bankhaus BethmannMaffei was deconsolidated in the first quarter as the sale of this entity was finalized in January 2004. New to the consolidated group in the first quarter of 2004 were Central Profit Banka d.d. Sarajevo, Sarajevo, and HVB Jelzálogbank Rt., Budapest.

Events occurring after March 31, 2004

The sale of HVB Group's 61.7% interest in Brau und Brunnen AG, which was announced in the first quarter of 2004, was finalized on April 15 once the approval of the competent anti-trust authorities had been obtained. The gain on the sale of approximately €40 million will be stated under net income from investments in the interim financial statements for the second quarter of 2004.

In April 2004, HVB Group sold its shares in E.ON as part of its plan to divest its non-strategic portfolio holdings. The gain on this sale of around €100 million will likewise help to enhance net income from investments in the interim financial statements for the second quarter of 2004.

As a result of the capital increase, under which the issue premium was payable in full, approximately €2.3 billion was added to the Group's additional paid-in capital, thereby improving its regulatory capital ratios (see also our comments on the financial situation).

OUTLOOK

General economic trends

In the euro area, economic growth is expected to be weak at best. The economies of this region will initially benefit from dynamic foreign demand, but this stimulus will be dampened by the strengthening euro. What is more, the stubbornly weak trend of private household consumption stands in the way of a full-fledged economic recovery. In the euro zone, annual GDP growth rates of 1.5% can be expected in 2004 and 2005. Also in Germany, where consumers have been additionally disquieted by the debate concerning economic policy reforms, only a weak economic recovery can be expected in 2004 and 2005, with annual GDP growth rates ranging from 1% to 1.5%.

Considering that growth prospects are brighter now than they have been at any point in the last three years, interest rates can be expected to rise in the coming quarters. Especially in the United States, where the Federal Reserve is expected to tighten the monetary reins by the end of this year at the latest, there is good reason to expect significantly higher yields on long-term Treasury bonds. Of course, the European bond market will not be impervious to such a development, although the generally weaker economic conditions in Europe should help to restrain any rate increases.

But due to the fact that market valuations are currently quite moderate, the capital markets are expected to continue their recovery, following the uptrend that resumed at the start of the second quarter. (For a more detailed discussion of this topic, please refer to page 16 in the Financial Section of the 2003 Annual Report).

We continue to expect German banks to generate higher operating profits in the current year. Even though bankruptcy rates remain high, we expect German banks to have to set aside lower amounts for loan-loss provisions on the average. Consequently, the profitability of German banks is likely to increase substantially.

Earnings performance of HVB Group

The risks associated with the future development of HVB Group, as they are described in the Risk Report 2003 (Annual Report, Financial Section, Risk Report, pp. 18–43) have not changed significantly since year-end 2003, with the exception of the substantial decrease in risk capital allocated to shareholdings and investments, following the sale of all the Group's shares in Allianz and the reduction of the Group's holding in Munich Re.

HVB Group achieved its ambitious goals for loan-loss provisions and administrative expenses in the first quarter of 2004. With regard to the operating result, the actual figure was only slightly below the target range but well above the corresponding figure for the prior-year period. Thus, we are sticking to our goals and will continue to pursue our chosen strategy by way of the Growing with Europe program.

Our expectations for fiscal 2004 as a whole, as expressed in the Outlook section of the 2003 Financial Review (Annual Report 2003, Financial Section, page 15 ff.), remain unchanged.

The performance of the HVB share in the year to date has been largely influenced by the capital increase. Early in the year, the HVB share price rose in line with the generally strong market upswing but then went on to outperform the market. The speculative trading that preceded the capital increase and its announcement at the end of February put technical pressure on the HVB share price. And in March, the stock markets were shaken by the terror attacks in Madrid. The shares of financial institutions were particularly hard hit by this downturn, and as a result the HVB share underperformed the overall market over the first quarter as a whole.

Nonetheless, the HVB share price began to recover again during the trading of subscription rights at the end of March. This was a particularly heartening development considering the high volume of shares to be issued in connection with the capital increase. By mid-April, the HVB share had again outstripped the DAX. Because it had the effect of greatly increasing the free-floating proportion of HVB shares, the capital increase will favorably affect the weighting of HVB stock in the various share indexes.


Shareholder structure
before capital increase
Capital stock
536,288,700 shares[1]
AV-Z 5.13%
MuRe 25.59%
Free float 69.28%
Capital increase:
–214,410,440 shares
–Ratio of 5:2
–Subscription price €14.00
Shareholder structure
since April 6, 2004
Capital stock
750,699,140 shares[1]
MuRe 18.4%
Free float 81.6%

[1] Of which 14,553,600 shares of preferred stock held by Bayerische Landesstiftung

RESULTS

INCOME STATEMENT
FROM JANUARY 1 TO MARCH 31, 2004

Income/expenses	Notes	1/1–3/31/2004 € millions	1/1–3/31/2003 € millions	Change € millions	Change in %
Interest and similar income		4,305	5,446	–1,141	– 21.0
Interest expense and similar charges		3,020	4,033	–1,013	– 25.1
Net interest income	2	1,285	1,413	– 128	– 9.1
Provisions for losses on loans and advances	3	485	583	– 98	– 16.8
Net interest income after provisions for losses on loans and advances		800	830	– 30	– 3.6
Fee and commission income		854	821	+ 33	+ 4.0
Fee and commission expenses		153	151	+ 2	+ 1.3
Net commission income	4	701	670	+ 31	+ 4.6
Gains less losses arising *from trading securities (trading profit)*	5	262	241	+ 21	+ 8.7
General administrative expenses	6	1,542	1,630	– 88	– 5.4
Balance of other operating income and expenses	7	69	40	+ 29	+ 72.5
Operating profit (loss)		**290**	**151**	**+ 139**	**+ 92.1**
Net income from investments		19	(3)	+ 22	
Amortization of goodwill		38	54	– 16	– 29.6
Balance of other income and expenses	8	(72)	(23)	– 49	>–100.0
Profit (loss) from ordinary activities/ net income (loss) before taxes		**199**	**71**	**+ 128**	**>+ 100.0**
Taxes on income		88	60	+ 28	+ 46.7
Net income (loss)		**111**	**11**	**+ 100**	**>+ 100.0**
Minority interest in net income (loss)		(58)	(20)	– 38	>–100.0
Consolidated profit (loss)		**53**	**(9)**	**+ 62**	

	Notes	1/1–3/31/2004 in €	1/1–3/31/2003 in €
Earnings per share (excl. amortization of goodwill)	9	0.17	0.08
Earnings per share	9	0.10	– 0.02

Since no conversion rights or option rights on conditional capital were outstanding at March 31, 2004, there is no calculation of diluted earnings per share.

INCOME STATEMENT FROM JANUARY 1 TO MARCH 31, 2004

Compared with the prior year figures adjusted for deconsolidations[1]

Income/expenses	1/1–3/31/2004 € millions	1/1–3/31/2003 € millions	Change € millions	Change in %
Net interest income	1,285	1,335	– 50	– 3.7
Provisions for losses on loans and advances	485	575	– 90	– 15.7
Net interest income after provisions for losses on loans and advances	800	760	+ 40	+ 5.3
Net commission income	701	638	+ 63	+ 9.9
Gains less losses arising from trading securities (trading profit)	262	241	+ 21	+ 8.7
General administrative expenses	1,542	1,549	– 7	– 0.5
Balance of other operating income and expenses	69	40	+ 29	+ 72.5
Operating profit (loss)	**290**	**130**	**+ 160**	**>+ 100.0**
Net income from investments	19	1	+ 18	>+ 100.0
Amortization of goodwill	38	54	– 16	– 29.6
Balance of other income and expenses	(72)	(23)	– 49	>– 100.0
Profit (loss) from ordinary activities/ net income (loss) before taxes	**199**	**54**	**+ 145**	**>+ 100.0**
Taxes on income	88	59	+ 29	+ 49.2
Net income (loss) after taxes	**111**	**(5)**	**+ 116**	
Minority interest in net income	(58)	(20)	– 38	>– 100.0
Consolidated profit (loss)	**53**	**(25)**	**+ 78**	
For information:				
Operating revenues	2,317	2,254	+ 63	+ 2.8

[1] Prior year figures adjusted for current income and expenses from norisbank, Bank von Ernst, Bankhaus BethmannMaffei, and the Contractual Trust Arrangement (CTA)

BALANCE SHEET
AT MARCH 31, 2004

Assets	Notes	3/31/2004	12/31/2003	Change	Change
		€ millions	€ millions	€ millions	in %
Cash reserve		6,513	5,708	+ 805	+ 14.1
Assets held for trading purposes	10	81,707	80,462	+ 1,245	+ 1.5
Placements with, and loans and advances to, other banks	11	56,628	52,842	+ 3,786	+ 7.2
Loans and advances to customers	12	281,522	283,525	− 2,003	− 0.7
Allowances for losses on loans and advances	14	(11,615)	(11,361)	− 254	− 2.2
Investments	15	51,940	53,000	− 1,060	− 2.0
Property, plant and equipment		2,952	3,001	− 49	− 1.6
Intangible assets		2,748	2,721	+ 27	+ 1.0
Other assets		10,416	9,557	+ 859	+ 9.0
Total assets		**482,811**	**479,455**	**+ 3,356**	**+ 0.7**

Shareholders' equity and liabilities	Notes	3/31/2004	12/31/2003	Change	Change
		€ millions	€ millions	€ millions	in %
Deposits from other banks	16	110,484	112,964	– 2,480	– 2.2
Amounts owed to other depositors	17	143,536	140,312	+ 3,224	+ 2.3
Promissory notes and other liabilities evidenced by paper	18	123,262	122,728	+ 534	+ 0.4
Liabilities held for trading purposes		56,583	55,233	+ 1,350	+ 2.4
Provisions	19	6,962	6,847	+ 115	+ 1.7
Other liabilities		9,192	9,400	– 208	– 2.2
Subordinated capital	20	19,256	19,183	+ 73	+ 0.4
Minority interest		2,422	2,476	– 54	– 2.2
Shareholders' equity		11,114	10,312	+ 802	+ 7.8
Subscribed capital		2,252	1,609	+ 643	+ 40.0
Additional paid-in capital		9,312	9,295	+ 17	+ 0.2
Retained earnings		—	—		
Reserve arising from currency and other changes		(14)	(40)	+ 26	+ 65.0
Change in valuation of financial instruments		(489)	(552)	+ 63	+ 11.4
AfS reserve		342	326	+ 16	+ 4.9
Hedge reserve		(831)	(878)	+ 47	+ 5.4
Consolidated profit 2003		—	—	—	—
Profit (loss) 1/1–3/31/2004		53	—	+ 53	+ 100.0
Total shareholders' equity and liabilities		**482,811**	**479,455**	**+ 3,356**	**+ 0.7**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

€ millions	2004	2003
Shareholders' equity at January 1	**10,312**	**11,253**
Changes 1/1–3/31		
Subscribed capital		
Additional paid-in capital	643	—
Additional paid-in capital		
Change in holdings of, and net income from, treasury stock	17	—
Retained earnings		
Other changes	—	—
Reserve arising from currency and other changes	26	111
Change in valuation of financial instruments	63	(2,053)
Consolidated profit 2003 (dividend payment of HVB AG)[1]	—	—
Profit (loss) 1/1–3/31	53	(9)
Shareholders' equity at March 31	**11,114**	**9,302**

[1] HVB AG failed to post a profit in fiscal 2003. For this reason no divided will be paid for that fiscal year

CASH FLOW STATEMENT

€ millions	2004	2003
Cash and cash equivalents at January 1	**5,708**	**5,259**
Cash flows from operating activities	(1,090)	(3,403)
Cash flows from investing activities	1,186	2,612
Cash flows from financing activities	713	(593)
Effects of exchange rate changes on cash and cash equivalents	(4)	(55)
Cash and cash equivalents at March 31	**6,513**	**3,820**

1

Segment reporting
Operating performance from January 1 to March 31, 2004, broken down by business segment

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group
Net interest income						
1/1–3/31/2004	677	500	171	(3)	(60)	1,285
¼ of 2003	723	485	338	(3)	(73)	1,470
Provisions for losses on loans and advances						
1/1–3/31/2004	281	107	85	12	—	485
¼ of 2003	364	115	83	14	2	578
Net commission income						
1/1–3/31/2004	310	290	101	—	—	701
¼ of 2003	309	277	113	—	—	699
Trading profit (loss)						
1/1–3/31/2004	—	11	242	—	9	262
¼ of 2003	1	26	163	—	15	205
General administrative expenses						
1/1–3/31/2004	689	555	295	2	1	1,542
¼ of 2003	736	571	272	3	11	1,593
Balance of other operating income and expenses						
1/1–3/31/2004	62	1	7	(2)	1	69
¼ of 2003	131	9	2	(1)	14	155
Operating profit (loss)						
1/1–3/31/2004	79	140	141	(19)	(51)	290
¼ of 2003	64	111	261	(21)	(57)	358
Net income from investments						
1/1–3/31/2004	(2)	(1)	(11)	—	33	19
¼ of 2003	(7)	16	2	—	(463)	(452)
Amortization of goodwill						
1/1–3/31/2004	4	21	10	—	3	38
¼ of 2003	5	180	97	—	1	283
Balance of other income and expenses						
1/1–3/31/2004	(1)	(1)	—	(37)	(33)	(72)
¼ of 2003	(2)	(2)	—	(38)	(117)	(159)

Operating performance from January 1 to March 31, 2004, broken down by business segment (continued)

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group
Profit (loss) from ordinary activities/ net income (loss) before taxes						
1/1–3/31/2004	72	117	120	(56)	(54)	199
¼ of 2003	50	(55)	166	(59)	(638)	(536)
Profit (loss) from ordinary activities/ net income (loss) before taxes (adjusted for non-scheduled items)						
¼ of 2003	(66)	80	250	(59)	(52)	153
including:						
Bank Austria Creditanstalt Group						
1/1–3/31/2004		117	19		21	157
¼ of 2003		80	14		4	98

Key ratios, broken down by business segment

in %	Germany	Austria and CEE	Corporates & Markets	Real Estate Workout[1]	Other/ consolidation	HVB Group
Cost-income ratio (based on operating revenues)						
1/1-3/31/2004	65.7	69.2	56.6	—	—	66.6
1/1-12/31/2003	63.2	71.6	44.1	—	—	63.0
Return on equity before taxes, net of amortization of goodwill[2]						
1/1-3/31/2004	5.2	17.5	15.2	—	—	7.1
1/1-12/31/2003	3.5	16.5	24.8	—	—	- 6.9
Return on equity before taxes[2]						
1/1-3/31/2004	4.9	14.8	14.0	—	—	6.0
1/1-12/31/2003	3.2	- 7.3	15.6	—	—	-14.6
Return on equity after taxes, net of amortization of goodwill[3]						
1/1-3/31/2004	5.2	8.8	10.7	—	—	3.3
1/1-12/31/2003	2.8	8.2	23.3	—	—	-11.2
Return on equity after taxes[3]						
1/1-3/31/2004	4.8	5.6	9.3	—	—	1.9
1/1-12/31/2003	2.5	-17.9	13.3	—	—	-19.7

[1] Figures for Real Estate Workout division have no informative value

[2] Net income before taxes, or net income before taxes net of amortization of goodwill, as a proportion of average shareholders' equity (excluding change in valuation of financial instruments) including minority interest

[3] Net income (loss), or net income (loss) net of amortization of goodwill, as a proportion of average shareholders' equity (excluding change in valuation of financial instruments)

2 Net interest income

€ millions	1/1–3/31/ 2004	1/1–3/31/ 2003
Interest and similar income from		
Lending and money-market transactions	3,792	4,670
Fixed-income securities and government-inscribed debt	358	615
Equity securities and other variable-yield securities	24	49
Subsidiaries	19	14
Companies valued at equity	17	15
Participating interests	11	18
Investment property	7	8
Interest expense and similar charges for		
Deposits	1,553	2,112
Promissory notes and other liabilities evidenced by paper	1,177	1,622
Subordinated capital	250	269
Net income from lease operations	**37**	**27**
Total	**1,285**	**1,413**

Interest margin:

in %	3/31/2004	3/31/2003
Based on average risk assets (BIS)	2.37	2.21
Based on average volume of business	1.28	1.27

3 Provisions for losses on loans and advances

€ millions	1/1–3/31/ 2004	1/1–3/31/ 2003
Additions	755	916
Allowances for losses on loans and advances	704	751
Allowances for losses on guarantees and indemnities	51	165
Releases	(259)	(306)
Allowances for losses on loans and advances	(240)	(293)
Allowances for losses on guarantees and indemnities	(19)	(13)
Recoveries from write-offs of loans and advances	(11)	(27)
Total	**485**	**583**

Provisions for losses on loans and advances are calculated on a pro rata basis on the basis of the presumed annual requirements.

4 Net commission income

€ millions	1/1–3/31/ 2004	1/1–3/31/ 2003
Securities and custodial services	282	256
Foreign trade operations/ money transfer operations	237	240
Lending operations	96	106
Other service operations	86	68
Total	**701**	**670**

5

Gains less losses arising from trading securities (trading profit)

€ millions	1/1–3/31/ 2004	1/1–3/31/ 2003
Equity contracts	111	61
Interest rate and currency contracts	151	180
Total	**262**	**241**

This item includes interest and dividend income totaling €146 million and refinancing costs totaling €113 million resulting from the balance of assets and liabilities held for trading purposes.

6

General administrative expenses

€ millions	1/1–3/31/ 2004	1/1–3/31/ 2003
Personnel expense	878	904
Other administrative expenses	513	556
Depreciation and amortization on intangible assets and property, plant and equipment	151	170
Total	**1,542**	**1,630**

7

Balance of other operating income and expenses

€ millions	1/1–3/31/ 2004	1/1–3/31/ 2003
Other operating income	99	75
Other operating expenses	30	35
Balance of other operating income and expenses	**69**	**40**

8

Balance of other income and expenses

€ millions	1/1–3/31/ 2004	1/1–3/31/ 2003
Other income	**—**	**—**
Other expenses	**72**	**23**
of which:		
Other taxes	1	3
Absorbed losses	38	20
Risk shield	33	—
Balance of other income and expenses	**(72)**	**(23)**

9

Earnings per share

	1/1–3/31/ 2004	1/1–3/31/ 2003
Net income (loss) adjusted for minority interest (€ millions)	53	(9)
Net income (loss) adjusted for minority interest and before amortization of goodwill (€ millions)	91	45
Average number of shares	536,288,700	536,288,701
Earnings per share in € (excl. amortization of goodwill)	**0.17**	**0.08**
Earnings per share in €	**0.10**	**– 0.02**

When earnings per share are calculated, the new shares arising from the capital increase are not yet included in the average figure in the ratio's denominator, as this increase in capital was not available to generate income during the first three months of the year.

10

Assets held for trading purposes

€ millions	3/31/2004	12/31/2003
Debt securities and other fixed-income securities	31,978	30,798
Equity securities and other variable-yield securities	3,897	3,660
Positive fair values from derivative financial instruments	43,682	44,147
Other assets held for trading purposes	2,150	1,857
Total	**81,707**	**80,462**

11

Placements with, and loans and advances to, other banks, broken down by maturity

€ millions	3/31/2004	12/31/2003
Repayable on demand	15,321	12,482
With agreed maturities	41,307	40,360
Total	**56,628**	**52,842**

12

Loans and advances to customers, broken down by maturity

€ millions	3/31/2004	12/31/2003
Repayable on demand	24,985	25,659
With agreed maturities	256,537	257,866
up to 3 months	31,942	31,338
from 3 months to 1 year	20,522	20,906
from 1 year to 5 years	55,980	56,616
from 5 years and over	148,093	149,006
Total	**281,522**	**283,525**

13

Total volume of lending

By content:

€ millions	3/31/2004	12/31/2003
Placements with, and loans and advances to, other banks	24,484	24,457
Loans and advances to customers	278,246	280,850
Contingent liabilities	32,313	33,037
Total	**335,043**	**338,344**

14

Allowances for losses on loans and advances

Analysis of allowances for losses on loans and advances:

€ millions	2004	2003
Balance at January 1	**11,361**	**12,206**
Changes affecting income		
+ Gross additions	+ 704	+ 751
– Releases	(240)	(293)
Changes not affecting income		
+/– Changes due to make-up of group of consolidated companies	(17)	+ 10
– Use of existing loan-loss allowances	(217)	(89)
+/– Effects of currency translation and other changes not affecting income	+ 24	(111)
Balance at March 31	**11,615**	**12,474**

15
Investments

€ millions	3/31/2004	12/31/2003
Held-to-maturity investments		
Debt securities and other fixed-income securities	8,910	9,065
Available-for-sale investments	41,815	42,737
Non-consolidated subsidiaries	1,744	1,763
Participating interests	1,940	2,115
Debt securities and other fixed-income securities	29,598	28,431
Equity securities and other variable-yield securities	8,533	10,428
of which:		
long-term securities	4,921	6,860
Companies valued at equity	799	780
Investment property	416	418
Total	**51,940**	**53,000**

16
Deposits from other banks, broken down by maturity

€ millions	3/31/2004	12/31/2003
Repayable on demand	10,761	13,619
With agreed maturities	99,723	99,345
Total	**110,484**	**112,964**

17
Amounts owed to other depositors, broken down by maturity

€ millions	3/31/2004	12/31/2003
Savings deposits and home-loan savings deposits	35,105	34,539
Other liabilities	108,431	105,773
repayable on demand	51,588	48,379
with agreed maturities	56,843	57,394
Total	**143,536**	**140,312**

18
Promissory notes and other liabilities evidenced by paper, broken down by maturity

€ millions	3/31/2004	12/31/2003
With agreed maturities		
up to 3 months	11,809	11,176
from 3 months to 1 year	16,493	15,984
from 1 year to 5 years	63,209	64,899
from 5 years and over	31,751	30,669
Total	**123,262**	**122,728**

19

Provisions

€ millions	3/31/2004	12/31/2003
Provisions for pensions and similar obligations	2,908	2,927
Tax obligations	2,671	2,554
Restructuring provisions	140	142
Allowances for losses on guarantees and indemnities	577	522
Other provisions	666	702
Total	**6,962**	**6,847**

20

Subordinated capital

€ millions	3/31/2004	12/31/2003
Subordinated liabilities	13,039	13,155
Participating certificates outstanding	2,060	1,952
Hybrid capital instruments	4,157	4,076
Total	**19,256**	**19,183**

21

Treasury stock

To ensure an orderly market in shares of HVB AG as permitted under Section 71 (1) No. 1 of the German Stock Corporation Act, and in accordance with the applicable legal requirements, a total of 23,188,095 shares of treasury stock were purchased by the Bank and its controlled or majority-owned companies at an average price of €19.27 per share, and resold at an average price of €19.34 per share. The acquired shares amount to the equivalent of €70 million, or 3.1% of capital stock.

The highest number of shares of treasury stock held by the Bank, including those earmarked for its employees, on any given day during the reporting period was 686,200 equivalent to €2 million or 0.09% of capital stock.

Within the scope of its lending operations, the Bank and its controlled or majority-owned companies had received a total of 4,389,306 shares of treasury stock as collateral in accordance with Section 71e (1) 2 of the German Stock Corporation Act at March 31, 2004. This represents €13 million, or 0.6% of capital stock.

22

Contingent liabilities and other commitments

€ millions	3/31/2004	12/31/2003
Contingent liabilities[1]	32,340	33,060
of which:		
guarantees and indemnity agreements	32,313	33,037
Other commitments	56,289	58,422
of which:		
irrevocable credit commitments	50,598	51,575
Total	**88,629**	**91,482**

[1] Contingent liabilities are offset by contingent assets to the same amount

Futures contracts (derivatives)

The following derivative contracts were still outstanding at the reporting date. These figures include credit derivatives in addition to interest rate, foreign exchange, equity and index-related futures contracts. In addition to counterparty risk, derivatives are subject in particular to price risk arising from changes in interest rates, exchange rates, and equity prices.

€ billions	Nominal amount		Counterparty risk	
	3/31/2004	12/31/2003	3/31/2004	12/31/2003
Interest rate derivatives	3,037	2,717	37	33
Foreign exchange derivatives	386	349	7	10
Equity/index derivatives	122	123	3	4
Credit derivatives	45	43	—	—
Other transactions	—	—	—	—
Total	**3,590**	**3,232**	**47**	**47**

Taking into account recognized netting agreements and collateral received in connection with OTC derivatives business brings about a €41 billion reduction in counterparty risk (positive replacement values) to €6 billion (reduction of €40 billion to €7 billion at December 31, 2003).

23

Potential market risk of trading activities

Market price risks arise when prices of interest rate, foreign exchange and equity/index products, and their related derivatives, change. The Bank assesses the potential market risk of trading positions on a value-at-risk basis (see page 36 ff. in the Financial Section of the 2003 Annual Report).

Value-at-risk:

€ millions	3/31/2004	12/31/2003
Interest rate positions	21	17
Foreign exchange positions	25	17
Equity/index positions	55	60
Total	**101**	**94**

EXECUTIVE BOARDS

Members of the Supervisory Board

Dr. Maximilian Hackl
Honorary chairman

Dr. Albrecht Schmidt
Chairman

Peter König
Deputy chairman

Dr. Hans-Jürgen Schinzler
Deputy chairman

Dr. Manfred Bischoff

Volker Doppelfeld

Klaus Grünewald

Anton Hofer

Max Dietrich Kley

Friedrich Koch

Hanns-Peter Kreuser

Dr. Lothar Meyer

Dr. Diether Münich
since January 13, 2004

Herbert Munker

Dr. Siegfried Sellitsch

Professor Wilhelm Simson

Professor Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Board of Managing Directors

Dr. Stefan Jentzsch
Corporates & Markets
business segment

Dr. Michael Kemmer
Chief Risk Officer (CRO)

Michael Mendel
Germany business segment

Dieter Rampl
Spokesman of the Board
of Managing Directors,
Human Resources Management

Gerhard Randa
Austria and CEE
business segment,
Chief Operating Officer (COO)

Dr. Wolfgang Sprissler
Chief Financial Officer (CFO)

QUARTERLY FIGURES

	Q1 (2004)	Q4 (2003)	Q3 (2003)	Q2 (2003)[1]	Q1 (2003)[1]
Operating performance (€ millions)					
Net interest income	1,285	1,474	1,530	1,464	1,413
Provisions for losses on loans and advances	485	564	585	581	583
Net interest income after provisions for losses on loans and advances	800	910	945	883	830
Net commission income	701	728	738	659	670
Trading profit	262	111	222	246	241
General administrative expenses	1,542	1,535	1,603	1,603	1,630
Balance of other operating income and expenses	69	249	321	10	40
Operating profit (loss)	**290**	**463**	**623**	**195**	**151**
Net income from investments	19	(1,748)	(60)	5	(3)
Amortization of goodwill	38	974	53	53	54
Balance of other income and expenses	(72)	(217)	(142)	(256)	(23)
Profit (loss) from ordinary activities/ net income (loss) before taxes	**199**	**(2,476)**	**368**	**(109)**	**71**
Taxes on income	88	65	74	97	60
Net income (loss)	**111**	**(2,541)**	**294**	**(206)**	**11**
Minority interest in net income (loss)	(58)	(68)	(98)	(11)	(20)
Consolidated profit (loss) after taxes	**53**	**(2,609)**	**196**	**(217)**	**(9)**
Earnings per share (excl. amortization of goodwill, €)	0.17	– 3.05	0.46	– 0.30	0.08
Earnings per share (€)	0.10	– 4.86	0.36	– 0.40	– 0.02

[1] Retroactive adjustment of first and second quarter of 2003 due to retroactive economic effect of the Hypo Real Estate Group spin-off, spin-off date January 1, 2003 (proforma view)

	3/31/2004	12/31/2003	9/30/2003	6/30/2003	3/31/2003
Key indicators (in %)[1]					
Return on equity after taxes					
(excl. amortization of goodwill)	3.3	-11.2	1.3	- 1.7	1.3
Return on equity after taxes	1.9	-19.7	- 0.3	- 3.3	- 0.3
Cost-income ratio (based on					
operating revenues)	66.6	63.0	64.0	68.2	69.0
Cost-income ratio					
(based on profit					
from ordinary activities)	69.3	97.4	69.9	74.2	71.4
Ratio of net commission income					
to operating revenues	30.3	27.6	27.4	27.7	28.3
Balance sheet figures (€ billions)					
Total assets	482.8	479.5	505.5	669.1	679.8
Total volume of lending	335.0	338.3	350.4	466.8	479.0
Shareholders' equity	11.1	10.3	10.4	12.9	11.9
Key capital ratios compliant					
with BIS rules					
Core capital (€ billions)	14.9	14.4	15.5	18.8	18.8
Equity funds (€ billions)	26.3	25.6	27.4	33.0	32.9
Risk assets (€ billions)	240.9	241.8	259.8	321.7	331.8
Core capital ratio (%)	6.2	5.9	6.0	5.8	5.7
Equity funds ratio (%)	10.0	9.7	9.5	9.4	9.1
Share information					
Share price (€)[2]	15.94	17.62	11.76	11.45	5.48
Market capitalization (€ billions)	8.5	9.8	7.9	7.7	3.7
Employees[1]	59,575	60,214	61,776	64,004	65,131
Branch offices[1]	2,091	2,062	2,069	2,165	2,188

[1] Retroactive adjustment of first and second quarter of 2003 due to retroactive economic effect of the Hypo Real Estate Group spin-off, spin-off date January 1, 2003 (proforma view)

[2] HVB share price adjusted for subscription discount

FINANCIAL CALENDAR

Important dates 2004

Annual General Meeting of Shareholders	April 29, 2004
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich,	
Germany	
Second-quarter earnings	August 5, 2004
Third-quarter earnings	November 4, 2004

Important dates 2005

Preliminary annual results	February 24, 2005
Annual press conference	March 17, 2005
Annual analyst conference	March 17, 2005
Annual General Meeting of Shareholders	May 12, 2005
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich,	
Germany	
First-quarter earnings	May 12, 2005
Second-quarter earnings	July 28, 2005
Third-quarter earnings	October 27, 2005

Contacts

Should you have any questions about our reports, please contact our Investor Relations department by
calling +49 (0)89 378-25276,
faxing +49 (0)89 378-24083, or
e-mailing ir@hvbgroup.com

You can call up important company announcements as soon as they have been published by visiting our website at www.hvbgroup.com, where you can also register for our e-mail subscription service.

Internet

You will find a user-friendly interactive version of our Annual Report and Interim Report including a search function on our homepage: www.hvbgroup.com/reports

Shareholder publications

Annual Report (English/German)
Interim reports (English/German) for the first, second, and third quarters
Sustainability Report (revised edition available from late summer)
You can obtain .pdf files of all reports on our website:
www.hvbgroup.com/annualreport
www.hvbgroup.com/interimreport
www.hvbgroup.com/sustainabilityreport

Annual Report Lexicon (available in German only).

Ordering

To order one of the publications listed here, please contact our Reporting Service by
calling +49 (0)89 8950-6075, or
faxing +49 (0)89 8950-6030.

This edition of our Interim Report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal aspects.

Published by
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Typesetting: Max Vornehm GmbH
Printing: Druckerei Kriechbaumer

Print deadline: April 27, 2004
Publication date: May 6, 2004

Printed in Germany

Zwischenbericht
zum 31. März 2004

RECEIVED
2004 MAY 18 A 10: 03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No.
82-3777

ZWISCHEN

31 3

HVB Group

INHALT

BERICHT

FINANCIAL HIGHLIGHTS

Kennzahlen (in %)	1.1.–31.3.2004	2003
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)	3,3	–11,2
Eigenkapitalrentabilität nach Steuern	1,9	–19,7
Eigenkapitalrentabilität vor Steuern (bereinigt um Goodwillabschreibungen)	7,1	–6,9
Eigenkapitalrentabilität vor Steuern	6,0	–14,6
Cost-Income-Ratio (gemessen an den operativen Erträgen)	66,6	63,0
Anteil Provisionsüberschuss an den operativen Erträgen	30,3	27,6
Erfolgszahlen	1.1.–31.3.2004	1.1.–31.3.2003
Betriebsergebnis (in Mio €)	290	151
Gewinn/Verlust (in Mio €)	53	–9
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen in €)	0,17	0,08
Ergebnis je Aktie (in €)	0,10	–0,02
Bilanzzahlen (in Mrd €)	31.3.2004	31.12.2003
Bilanzsumme	482,8	479,5
Kreditvolumen	335,0	338,3
Bilanzielles Eigenkapital	11,1	10,3
Bankaufsichtsrechtliche Kapitalkennzahlen nach BIZ	31.3.2004	31.12.2003
Kernkapital (in Mrd €)	14,9	14,4
Eigenmittel (in Mrd €)	26,3	25,6
Risikoaktiva (in Mrd €)	240,9	241,8
Kernkapitalquote (in %)	6,2	5,9
Eigenmittelquote (in %)	10,0	9,7
Aktie	1.1.–31.3.2004	2003
Börsenkurs:[1] Stichtag (in €)	15,94	17,62
Höchststand (in €)	21,13	19,26
Tiefststand (in €)	15,22	5,47
Börsenkapitalisierung Stichtag (vor Kapitalerhöhung) (in Mrd €)	8,5	9,8
Börsenkapitalisierung per 15.4. (nach Kapitalerhöhung) (in Mrd €)	12,6	—
	31.3.2004	31.12.2003
Mitarbeiter	59 575	60 214
Geschäftsstellen	2 091	2 062

[1] HVB-Aktienkurs um Bezugsrechtsabschlag bereinigt.

Gesamtwirtschaftliche Entwicklung im ersten Quartal 2004

Im ersten Quartal 2004 hat sich die Erholung der Weltwirtschaft beschleunigt und verbreitert. In den USA zeigten die verschiedenen steuerpolitischen Maßnahmen sowie die anhaltend niedrigen Zinsen nach wie vor eine deutlich positive Wirkung auf die gesamtwirtschaftliche Nachfrage. Die US-Wirtschaft dürfte so im vergangenen Vierteljahr annualisiert um mehr als 5% gewachsen sein. Die Konjunktur in Euroland und in Deutschland kommt dagegen nicht richtig in Schwung und verharrt bei Wachstumsraten von etwa 1%.

Branchenentwicklung

Der erwartete gesamtwirtschaftliche Aufschwung wirkte sich zu Jahresbeginn positiv auf die Kapitalmärkte aus. Davon konnte auch die deutsche Kreditwirtschaft in den ersten zwei Monaten profitieren. Zwar entwickelte sich die Kreditnachfrage noch verhalten, dagegen wirkte sich die verstärkte Nachfrage nach Kapitalmarktprodukten positiv auf die Ertragslage der Banken aus. Vor allem die Aktienmärkte profitierten von den anhaltend niedrigen Zinssätzen und einer hohen Liquidität.

Die Terroranschläge von Madrid im März bremsten die Aufwärtsbewegung an den Börsen spürbar. Die deutlich erhöhte Volatilität verstärkte die Unsicherheit vor allem bei den privaten Investoren und belastete damit das Geschäft der Kreditinstitute.

Strategieprogramm »Mit Europa wachsen« verabschiedet

Mit der erfolgreichen Umsetzung unseres Transformationsprogramms 2003 hatten wir die Voraussetzungen für eine kontinuierliche Stärkung unserer Ertragskraft im Kundengeschäft und zur nachhaltigen Erhöhung unserer Profitabilität geschaffen. Der operative Turnaround des Geschäftsjahres 2003 markiert damit den Anfang einer Trendwende, die es in den kommenden Jahren zu beschleunigen gilt. Entsprechend ambitionierte finanzielle Ziele haben wir uns für das laufende Jahr und darüber hinaus gesetzt (siehe auch Ausblick im Finanzbericht des Geschäftsberichts 2003).

Hierzu haben wir das Strategieprogramm »Mit Europa wachsen« verabschiedet, mit dem wir uns auf ein aktives Kapital- und Risikomanagement, die weitere Stärkung unserer operativen Ertragskraft und die kontinuierliche Schärfung unseres Geschäftsprofils als die vier zentralen Werthebel konzentrieren. Auf dieser Grundlage werden wir mit unserer führenden Marktposition im Herzen Europas von den positiven strukturellen Veränderungen in Deutschland – das heißt sowohl von den politischen wie auch den bankspezifischen – sowie von der Wirtschaftsdynamik in Zentral- und Osteuropa profitieren können. Das Programm »Mit Europa wachsen« haben wir im Sonderkapitel des Geschäftsberichts 2003 detailliert beschrieben.

Abbau von Beteiligungen fortgesetzt

Um die Risiken aus der Kursentwicklung an den Aktienmärkten für unsere künftigen Ergebnisse zu vermindern, hatten wir uns entschlossen, wesentliche Positionen aus unseren Finanzanlagen früher als bisher geplant abzubauen. Hierzu hatten wir insbesondere unsere Anteile an Allianz und Münchener Rück zum Jahresende 2003 auf ihre Marktwerte abgeschrieben. Mit der im ersten Quartal 2004 abgeschlossenen Veräußerung unseres Allianz-Pakets und der Verminderung unserer Beteiligung an der Münchener Rück auf bereits unter 10% haben wir konsequent gehandelt.

Mit dem Verkauf des Bankhauses BethmannMaffei, den wir im Dezember des Vorjahres angekündigt hatten, setzten wir einen weiteren Schritt zur Schärfung unseres strategischen Profils und zur Eliminierung von Redundanzen in der HVB Group um. Die Transaktion wurde im ersten Quartal mit einem substanziellen Buchgewinn abgeschlossen. Im Geschäft mit vermögenden Privatkunden konzentrieren wir uns künftig auf unsere eigene Marke HVB Private Banking.

Im Februar haben wir zudem bekannt gegeben, dass wir unsere Beteiligung an der Brau und Brunnen AG, Dortmund, veräußern werden. Den Verkauf werden wir im zweiten Quartal des Jahres vollziehen. Den eingeschlagenen Weg des Abbaus von nicht-strategischen Beteiligungen werden wir weitergehen und unsere Ressourcen auf unser Kerngeschäft fokussieren.

Kapitalerhöhung erfolgreich abgeschlossen

Gemeinsam mit der Bereinigung unseres Aktienportfolios war die Ende Februar 2004 angekündigte Kapitalerhöhung integraler Bestandteil des Maßnahmenpakets zur Erreichung unserer strategischen Ziele. Wir hatten beschlossen, unser Kapital über eine Bezugsrechtsemission um 3 Mrd € zu erhöhen. Durch ein innovatives Bietungsverfahren ist es uns gelungen, attraktive Bezugskonditionen zu vereinbaren. Unseren Aktionären wurden neue Aktien zu einem Preis von je 14 € angeboten. Ein internationales Bankenkonsortium hatte die gesamte Kapitalerhöhung zur Emission von 214,4 Millionen Aktien vollständig garantiert. Den HVB-Aktionären wurden die neuen Aktien im Verhältnis von zwei neuen für fünf alte Aktien angeboten.

Ertrags
In de
Steue
zwisc
werte
positi
Niede
steue
werd

Fremda
Nach
fremd
dener
Ergeb
Wesei
anteil
sich n
Steuei

Am 6. April haben wir die Transaktion mit einer Bezugsquote von 99,89% erfolgreich abgeschlossen. Die Platzierung stieß auf hohe Nachfrage, wobei Anleger außerhalb Deutschlands besonders reges Interesse zeigten. Die Kapitalmaßnahme führte zu einer deutlichen Veränderung unserer Aktionärsstruktur, wobei sich der Streubesitz auf über 80% erhöht hat. Die Kapitalerhöhung unterstützt die langfristige Sicherung einer Kernkapitalquote von über 7% entscheidend und führt zu einer spürbaren Verbesserung der Qualität unseres Kernkapitals. Mittelfristig wollen wir dadurch auch zu einer Verbesserung unserer Fremdkapitalratings beitragen. Zugleich sichern wir uns zusätzliche Optionen profitablen Wachstums und erweitern unseren strategischen Handlungs- und Gestaltungsspielraum im europäischen Wettbewerb.

Integration der Vereins- und Westbank vorbereitet

Bereits im vergangenen Jahr hatten wir angekündigt, die Vereins- und Westbank, Hamburg, vollständig in die HVB Group integrieren zu wollen. Mit der Erhöhung unseres Anteils an der Vereins- und Westbank auf über 95% im März haben wir nun planmäßig einen weiteren Schritt hierzu umgesetzt. Im Sommer wird eine außerordentliche Hauptversammlung der Vereins- und Westbank über ein Squeeze-out-Verfahren beschließen, um die Aktien der Minderheitsaktionäre gegen eine angemessene Abfindung an die HVB AG zu übertragen. Die rechtliche Integration wollen wir in der zweiten Jahreshälfte vollziehen und erwarten durch die Optimierung unserer Konzernstrukturen künftig ein Synergiepotenzial von rund 70 Mio € p. a. Gleichzeitig stärken wir unsere Vertriebskraft bei Privat- und Firmenkunden in Norddeutschland.

Geschäftsverlauf und Kennzahlen

Der Geschäftsverlauf in den ersten drei Monaten diese
Jahres lag weitgehend im Rahmen unserer Erwartung

Im Vergleich mit dem ersten Quartal des Vorjahres hal
wir bei, durch Entkonsolidierungeffekte bedingten, ge
geren Erträgen das Betriebsergebnis nahezu verdoppe
und das Ergebnis vor Steuern fast verdreifacht.

Im Ausblick des Financial Review (Geschäftsbericht 20
Band Finanzbericht, Seiten 15 f.) hatten wir den ange-
strebten Zielkorridor für das Gesamtjahr 2004 angege
Die erwarteten Werte für das erste Quartal (Q1 e) weic
von den anteiligen Jahreswerten geringfügig ab, da di
Effekte aus der Anfang April vollständig abgeschlosser
Kapitalerhöhung erst für die folgenden Quartale in 20(
eingeplant wurden.

HVB Group	2004 e	Q1 2004 e	1.1.–31.:
in Mio €			200
Gesamte operative Erträge	9600–10000	2365–2465	231
Verwaltungs-aufwendungen	6100–6300	1525–1575	154
Kreditrisikovorsorge	1900–2100	475–525	48
Betriebsergebnis	1400–1700	315–390	29
Cost-Income-Ratio	63–65%	63–65%	66,6

Im ersten Quartal haben wir den Zielkorridor bei der
Kreditrisikovorsorge und den Verwaltungsaufwendung
erreicht. Bei den operativen Erträgen liegen wir rund :
unterhalb der prognostizierten Bandbreite. Mit dem B
triebsergebnis von 290 Mio € verfehlen wir den Ziel-
korridor nur knapp.

Die Cost-Income-Ratio der HVB Group liegt mit 66,6%
leicht oberhalb der angestrebten Bandbreite, obwohl s
sich gegenüber dem Vergleichszeitraum des Vorjahres
verbesserte (Q1 2003: 69,0%).

ERFOLGSENTWICKLUNG

Die Gewinn- und Verlustrechnung vom 1. Januar bis 31. März 2004 enthält auf Grund der im September 2003 mit Wirkung zum 1. Januar 2003 durchgeführten Abspaltung der Hypo Real Estate Group nicht die im Zwischenbericht zum 31. März 2003 aufgeführten Zahlen der alten HVB Group, sondern die seinerzeit im Segmentbericht dargestellten Zahlen der HVB Group neu.

Um eine bessere Vergleichbarkeit der aktuellen Zahlen mit den Vorjahreszahlen zu erreichen, geben wir in den nachfolgenden Erläuterungen zur Erfolgsentwicklung neben dem Vergleich mit den in der Gewinn- und Verlustrechnung ausgewiesenen Zahlen für das erste Quartal 2003 (HVB Group neu, vergleiche S. 14) auch einen zusätzlichen Vorjahresvergleich mit den um laufende Erträge und Aufwendungen aus norisbank, Bank von Ernst, Bankhaus BethmannMaffei und dem Contractual Trust Arrangement (CTA) bereinigten Vorjahreszahlen an (im Folgenden als »Entkonsolidierungseffekte« bezeichnet, vergleiche S. 15).

Operative Erträge

Die gesamten operativen Erträge lagen, insbesondere bedingt durch die Entkonsolidierungseffekte mit 2317 Mio € um 2,0% unterhalb des Vorjahreswerts. Bereinigt man hingegen die Vorjahreszahl um diese Effekte haben wir die operativen Erträge um 2,8% gesteigert.

Im Vergleich zum Vorjahr hat sich der Zinsüberschuss deutlich um 128 Mio € (9,1%) reduziert. Neben Entkonsolidierungseffekten in Höhe von 78 Mio € wirkten sich hierbei auch der Verkauf des US-Real-Estate-Portfolios und Währungseffekte durch den stärkeren EURO insbesondere in Relation zum US-$ und polnischen Zloty aus.

Daneben spiegeln sich Volumensrückgänge durch den Abbau der Risikoaktiva entsprechend unserem Transformationsprogramm 2003 wider. Diese Effekte haben wir durch Margenverbesserungen im Aktivgeschäft annähernd ausgeglichen.

Eine detaillierte Aufgliederung der Zinserträge und Zinsaufwendungen ist in den Notes enthalten.

Der Provisionsüberschuss liegt mit 701 Mio € um 4,6% (unter Berücksichtigung der Entkonsolidierungseffekte 9,9%) über dem anteiligen Vorjahreswert. Der Anteil des Provisionsüberschusses an den gesamten operativen Erträgen erreichte 30,3% (2003: 27,6%).

Mit dem Handelsergebnis in Höhe von 262 Mio € in den ersten drei Monaten 2004 konnten wir den hohen Vorjahreswert nochmals um 8,7% übertreffen und den anteiligen Plan voll erreichen. Der Anstieg ist vor allem auf kursbezogene Geschäfte zurückzuführen.

Verwaltungsaufwendungen

Die Verwaltungsaufwendungen der HVB Group weisen wir mit 1542 Mio € im Vergleich zum Vorjahr um 5,4% niedriger aus, bereinigt um Entkonsolidierungseffekte haben wir sie um 0,5% gesenkt.

Die Cost-Income-Ratio ermitteln wir als Quotient des Verwaltungsaufwands und der gesamten operativen Erträge: Sie betrug im ersten Quartal 66,6% (Q1 2003: 69,0% ohne Entkonsolidierungseffekte: 68,7%).

Kreditrisikovorsorge

Für die neue HVB Group erwarten wir insgesamt eine Kreditrisikovorsorge 2004 in Höhe von 1940 Mio €, das sind anteilig für die ersten drei Monate 485 Mio €. Dies entspricht einem Rückgang um 98 Mio € bzw. 16,8% gegenüber dem Wert, den wir für das erste Quartal des Vorjahres ausgewiesen haben.

Betriebsergebnis und Ergebnis vor Steuern

Das Betriebsergebnis verdoppelte sich nahezu in den ersten drei Monaten um 139 Mio € (bzw. ohne Entkonsolidierungseffekte um 160 Mio €) auf 290 Mio €. Damit setzt sich die nachhaltige Ergebnisverbesserung aus dem Geschäftsjahr 2003 fort. In dem verbesserten Betriebsergebnis sind rund 53 Mio € Gewinn aus der Veräußerung des Bankhauses BethmannMaffei enthalten.

Das Finanzanlageergebnis liegt mit 19 Mio € um 22 Mio € über dem Wert für die ersten drei Monate des Vorjahres.

Geschäfts- oder Firmenwerte werden in unserem Abschluss nach IFRS anders als nach US-GAAP nach wie vor planmäßig abgeschrieben. Der Aufwand hierfür belief sich in den ersten drei Monaten dieses Jahres auf 38 Mio €. Dies bedeutet einen Rückgang von 16 Mio € (29,6%) gegenüber dem Vorjahr und ist bedingt durch die am Jahresende vorgenommenen außerplanmäßigen Abschreibungen auf Geschäfts- und Firmenwerte, insbesondere auf den der Bank Austria Creditanstalt AG (BA-CA).

In den übrigen Erträgen und Aufwendungen ist die Risikoabschirmung für die Hypo Real Estate Group anteilig enthalten, die sich für dieses Jahr auf maximal 130 Mio € belaufen kann. Inwieweit diese Abschirmung benötigt wird, hängt vom weiteren Geschäftsverlauf der Hypo Real Estate Group ab. Wir haben sie zum 31. März 2004 mit anteilig rund 33 Mio € in unserer Erfolgsrechnung berücksichtigt.

Das Ergebnis vor Steuern erreicht 199 Mio € und liegt damit um 128 Mio € über dem Vorjahreswert bzw. um 145 Mio € über dem um Entkonsolidierungseffekte bereinigten Vorjahreswert.

Ertragsteuern

In der Position Ertragsteuern weisen wir die tatsächlichen Steuern sowie latente Steuern für temporäre Unterschiede zwischen den Wertansätzen nach IFRS und den Steuerwerten aus. Die tatsächlichen Steuern ergeben sich aus den positiven Ergebnissen insbesondere unserer ausländischen Niederlassungen und Tochtergesellschaften, da hiermit steuerlich negative Inlandsergebnisse nicht verrechnet werden können.

Fremdanteile am Ergebnis

Nach dem IPO der BA-CA im Juli 2003 halten konzernfremde Gesellschafter 22,5% der Anteile an der BA-CA, denen damit ein entsprechender Anteil an den positiven Ergebnissen der BA-CA-Gruppe zusteht. Dies führt im Wesentlichen zu dem Anstieg der ausgewiesenen Fremdanteile am Ergebnis auf 58 Mio €. Im März 2003 hatte sich noch ein Anteil Konzernfremder am Ergebnis nach Steuern in Höhe von 20 Mio € ergeben.

Entwicklung in den einzelnen Geschäftsfeldern

Zum Betriebsergebnis in Höhe von 290 Mio € haben die Geschäftsfelder

Deutschland	79 Mio €
Österreich und CEE	140 Mio €
Corporates & Markets	141 Mio €
Workout Immobilien	–19 Mio €

beigetragen.

Entwicklung im Geschäftsfeld Deutschland

Das Geschäftsfeld Deutschland konnte das Betriebsergebnis gegenüber dem anteiligen Vorjahreswert um 23% auf 79 Mio € steigern, obwohl das Vorjahrergebnis durch die Veräußerungsgewinne norisbank und Bank von Ernst begünstigt war und in 2004 die Erträge und Aufwendungen der entkonsolidierten Gesellschaften norisbank, Bank von Ernst und BethmannMaffei sowie die Effekte aus dem CTA fehlen (nachfolgend als »Entkonsolidierungseffekte« bezeichnet). In den nachfolgenden Tabellen stellen wir den Vergleich des ersten Quartals 2004 im Vergleich zu den unbereinigten anteiligen Vorjahreswerten dar.

Geschäftsfeld Deutschland

Gewinn- und Verlustrechnung nach Ressorts

in Mio €	Privatkunden-geschäft	Firmen-kunden und freie Berufe	Kommerzielle Immobilien-finanzierung	Konsoli-dierung	Geschäftsfeld Deutschland Gesamt
Operative Erträge					
31.3.2004	505	407	137	—	1049
¼ von 2003	644	391	129	—	1164
Kreditrisikovorsorge					
31.3.2004	43	143	95	—	281
¼ von 2003	78	160	126	—	364
Verwaltungsaufwand					
31.3.2004	441	189	59	—	689
¼ von 2003	476	202	58	—	736
Betriebsergebnis					
31.3.2004	21	75	–17	—	79
¼ von 2003	90	29	–55	—	64
Cost-Income-Ratio					
31.3.2004	87,3%	46,4%	43,1%		65,7%
31.12.2003	74,0%	51,5%	45,0%		63,2%

Zur besseren Vergleichbarkeit mit dem Vorjahr bereinigen wir in den nachfolgenden Erläuterungen die Vorjahreszahlen des Geschäftsfelds Deutschland und des Ressorts Privatkundengeschäft um die Entkonsolidierungseffekte.

Bereinigt steigerten wir das Betriebsergebnis gegenüber dem anteiligen Vorjahreswert um 149 Mio € kräftig, auch infolge des im ersten Quartal 2004 vereinnahmten Veräußerungsgewinns BethmannMaffei in Höhe von rund 53 Mio €. Dabei legten wir bei den bereinigten operativen Erträgen um 10,1% zu. Der Verwaltungsaufwand erhöhte sich ohne diese Effekte leicht um 3%. Die Cost-Income-Ratio verbesserte sich auf 65,7% gegenüber dem bereinigten Vorjahreswert (70,3%) spürbar. Neben der höheren Produktivität führte vor allem die deutlich reduzierte Kreditrisikovorsorge zur erfreulichen Entwicklung des Betriebsergebnisses.

Im Ressort Privatkundengeschäft (inklusive Asset Management- und Private Banking-Aktivitäten) steigerten wir das bereinigte Betriebsergebnis um 65 Mio € auf 21 Mio €. Im Betriebsergebnis des ersten Quartals 2004 ist der Veräußerungsgewinn BethmannMaffei enthalten. Die bereinigten operativen Erträge erhöhten sich um 15% auf 505 Mio €. Dabei konnte der Provisionsüberschuss durch den Vertrieb attraktiver Anlageprodukte wie zum Beispiel die HVB-7/3-Anleihe gegenüber dem bereinigten Vorjahr zulegen. Trotz der leichten Zunahme der Verwaltungsaufwendungen ohne Sondereffekte verbesserte sich die Cost-Income-Ratio gegenüber dem bereinigten Vorjahreswert (94,7%) auf 87,3% im ersten Quartal 2004. Die deutlich rückläufige Kreditrisikovorsorge spiegelt die erwarteten Erfolge aus der Restrukturierung des Kreditportfolios wider.

Im Ressort Firmenkunden und freie Berufe konnten w das Betriebsergebnis mit 75 Mio € mehr als verdoppel Dabei erhöhten sich die operativen Erträge um 4% du den Anstieg des Provisionsüberschusses um 20% infol des gestiegenen Absatzes im Derivategeschäft mit Kun und intensivierter Finanzierungsberatungen. Der Zins überschuss blieb stabil. Bei rückläufigen Verwaltungsaufwendungen verbesserte sich die Cost-Income-Ratio um 5 Prozentpunkte auf 46,4% deutlich.

Das Ressort kommerzielle Immobilienfinanzierung ko die operativen Erträge um 6% erhöhen. Hierzu trug ne der Zunahme beim Provisionsüberschuss um 18% auc der Anstieg des Zinsüberschusses um 4% bei. Die Ertr steigerung führte bei unveränderten Verwaltungsaufw dungen zu einer Verbesserung der Cost-Income-Ratio auf 43,1%. Darüber hinaus konnten wir durch die krä reduzierte Kreditrisikovorsorge das negative Betriebsergebnis deutlich verringern.

Entwicklung im Geschäftsfeld Österreich und CEE

Das Geschäftsfeld Österreich und CEE konnte das hohe triebsergebnis des Vorjahres im ersten Quartal 2004 u 26% auf 140 Mio € steigern. Die Cost-Income-Ratio ve besserte sich auf 69,2% bei stabilen operativen Erträg überwiegend aus dem Rückgang der Verwaltungsaufw dungen um 3%. Daneben trug die um 7% reduzierte K ditrisikovorsorge zum erfreulichen Anstieg des Betrie ergebnisses bei.

Im Ressort Privatkunden des Geschäftsfelds Österreic und CEE gingen die operativen Erträge leicht um 3% z rück. Dieser Rückgang resultiert neben dem leicht red zierten Zinsüberschuss auch aus niedrigeren sonstige trieblichen Erträgen. Die Verwaltungsaufwendungen blieben unverändert. Diese Entwicklungen und der kr tige Rückgang der Kreditrisikovorsorge führten zu ein leichten Anstieg des Betriebsergebnisses um 4%.

Im Ressort Firmenkunden in Österreich konnten wir das Betriebsergebnis um rund ein Fünftel steigern. Bei nahezu stabilen operativen Erträgen resultierte diese Entwicklung vor allem aus den um 10% niedrigeren Verwaltungsaufwendungen. Dies führte zu einer deutlichen Verbesserung der Cost-Income-Ratio auf 54,2%.

Die erfreuliche Entwicklung des Geschäftsfelds Österreich und CEE ist insbesondere dem Ressort Zentral- und Osteuropa (CEE) zuzuschreiben. In diesem Ressort stieg das Betriebsergebnis um fast die Hälfte auf 59 Mio € durch höhere operative Erträge (+ 9%). Dabei konnten der verbesserte Zins- (+ 17%) und Provisionsüberschuss (+ 8%) den Rückgang des Handelsergebnisses überkompensieren. Bei nahezu stabilen Verwaltungsaufwendungen verbesserte sich die Cost-Income-Ratio kräftig um über 6%-Punkte auf 66,9%.

Die Bank Austria Creditanstalt-Gruppe hat insgesamt, also einschließlich der Ergebnisse aus Corporates & Markets und dem Segment Sonstige/Konsolidierung sowie nach Berücksichtigung konzernspezifischer Positionen wie Abschreibungen und Refinanzierungsaufwand des Goodwills 157 Mio € zum Ergebnis vor Steuern der HVB Group beigetragen. In der Systematik der Segmentberichterstattung der HVB Group werden den Geschäftsfeldern sämtliche Aufwendungen und Erträge verursachungsgerecht zugeordnet, unabhängig davon, ob sie bei einer Konzerngesellschaft direkt anfallen oder auf Konzernebene zu berücksichtigen sind, wie dies bei den genannten konzernspezifischen Positionen der Fall ist. Daraus ergibt sich zwangsläufig, dass der Ergebnisbeitrag der Bank Austria Creditanstalt-Gruppe und aller anderen Konzerngesellschaften, bei denen konzernspezifische Positionen zu berücksichtigen sind, aus Konzernsicht nicht mit ihrem originären Ergebnis übereinstimmt. Das originäre Ergebnis vor Steuern der Bank Austria Creditanstalt-Gruppe in Höhe von 196 Mio € wird von der Bank Austria Creditanstalt separat veröffentlicht.

Geschäftsfeld Österreich & Zentral- und Osteuropa

Gewinn- und Verlustrechnung nach Ressorts

in Mio €	Privatkunden Österreich	Firmenkunden Österreich	Zentral- und Osteuropa	Konsolidierung	Geschäftsfeld Österreich und CEE Gesamt
Operative Erträge					
31.3.2004	308	240	254	—	802
¼ von 2003	318	245	234	—	797
Kreditrisikovorsorge					
31.3.2004	24	58	25	—	107
¼ von 2003	35	58	22	—	115
Verwaltungsaufwand					
31.3.2004	255	130	170	—	555
¼ von 2003	255	144	172	—	571
Betriebsergebnis					
31.3.2004	29	52	59	—	140
¼ von 2003	28	43	40	—	111
Cost-Income-Ratio					
31.3.2004	82,8%	54,2%	66,9%		69,2%
31.12.2003	80,1%	58,8%	73,4%		71,6%

Entwicklung im Geschäftsfeld Corporates & Markets

Die Ergebnisentwicklung des Geschäftsfelds Corporates & Markets ist im ersten Quartal 2004 durch rückläufige operative Erträge belastet. Hierfür ist im Wesentlichen die Reduzierung des Zinsüberschusses verantwortlich. Diese Entwicklung konnte durch das erfreuliche Handelsergebnis nur teilweise kompensiert werden. Es lag mit 242 Mio € um fast die Hälfte über dem bereits hohen Ertragsniveau des Vorjahres. Der Rückgang der operativen Erträge um 15% führte zusammen mit den höheren Verwaltungsaufwendungen zu einer Cost-Income-Ratio von 56,6% (2003: 44,1%). Bei stabiler Kreditrisikovorsorge ermäßigte sich das Betriebsergebnis auf 141 Mio €. Damit erreicht das Geschäftsfeld wie im Vorjahr den höchsten Ergebnisbeitrag innerhalb der HVB Group.

Gegenüber dem Vorjahr wurden die bisherigen Ressorts Equity Markets und Debt Markets zum neuen Ressort Markets zusammengefasst, da die Steuerung und Ergebnisverantwortung seit 1. Januar 2004 nicht mehr getrennt erfolgt. Die Vorjahreszahlen haben wir entsprechend angepasst. Die operativen Erträge des Ressorts verringerten sich um 14% infolge des rückläufigen Zinsüberschusses bedingt vor allem durch niedrigere Zinserträge aus AfS-Beständen, IAS-Effekten sowie Sondererträgen im Vorjahr. Das Handelsergebnis entwickelte sich trotz der starken Volatilität an den Kapitalmärkten nach dem Terroranschlag in Madrid im März 2004 sehr erfreulich. Es verbesserte sich gegenüber dem hohen Vorjahreswert um fast die Hälfte. Auch durch die um 8% gestiegenen Verwaltungsaufwendungen verringerte sich das Betriebsergebnis um 37%.

Im Ressort Corporates reduzierten sich die operativen Erträge (–17%) durch die rückläufige Entwicklung des Zinsüberschusses und des Provisionsüberschusses. Im Zinsüberschuss belasteten neben den Effekten aus dem Volumensabbau durch das Transformationsprogramm 2003 auch der Wegfall der im Vorjahr enthaltenen Erträge aus dem Verkauf des US-Real-Estate-Portfolios. Daneben führten höhere Verwaltungsaufwendungen zu einer verschlechterten Cost-Income-Ratio. Diese Entwicklung führte zu dem Rückgang des Betriebsergebnisses auf 35 Mio €. Die Kreditrisikovorsorge blieb dabei konstant.

Geschäftsfeld Corporates & Markets

Gewinn- und Verlustrechnung nach Ressorts

in Mio €	Markets	Corporates	Konsolidierung	Geschäftsfeld Corporates & Markets Gesamt
Operative Erträge				
31.3.2004	289	234	– 2	521
1/4 von 2003	337	281	– 2	616
Kreditrisikovorsorge				
31.3.2004	—	85	—	85
1/4 von 2003	—	83	—	83
Verwaltungsaufwand				
31.3.2004	183	114	– 2	295
1/4 von 2003	169	105	– 2	272
Betriebsergebnis				
31.3.2004	106	35	—	141
1/4 von 2003	168	93	—	261
Cost-Income-Ratio				
31.3.2004	63,3%	48,7%		56,6%
31.12.2003	50,2%	37,3%		44,1%

VERMÖGENS- UND FINANZLAGE

Bilanz- und Kreditvolumen

Die Bilanzsumme der HVB Group belief sich zum 31. März 2004 auf 482,8 Mrd €, das sind 3,4 Mrd € bzw. 0,7% mehr als zum Vorjahresende. Diese Zunahme resultiert im Wesentlichen aus dem Anstieg der Forderungen an Kreditinstitute um 3,8 Mrd € durch höhere Geldanlagen sowie der Handelsaktiva um 1,2 Mrd € bei gleichzeitigem Rückgang der Forderungen an Kunden um 2,0 Mrd € und der Finanzanlagen um 1,0 Mrd €.

Das Kreditvolumen ging um 3,3 Mrd € auf 335,0 Mrd € zurück. Hierbei sind sowohl die Kredite und Darlehen an Kunden als auch die Eventualverbindlichkeiten rückläufig.

Auf der Passivseite erhöhten sich die Verbindlichkeiten gegenüber Kunden um 3,2 Mrd € und die Handelspassiva um 1,4 Mrd €. Dagegen nahmen die Verbindlichkeiten gegenüber Kreditinstituten um 2,5 Mrd € ab. Durch die Ausgabe von 214,4 Millionen neuen Aktien erhöhte sich das Gezeichnete Kapital um 40% bzw. 643 Mio € auf 2252 Mio €. Damit stieg das bilanzielle Eigenkapital um 7,8% auf 11,1 Mrd €.

Der über das Gezeichnete Kapital hinausgehende Nettoemissionserlös in Höhe von rund 2,3 Mrd € aus der durchgeführten Kapitalerhöhung führt erst im zweiten Quartal 2004 zu einer Erhöhung der Kapitalrücklage, da uns dieser Erlös erst mit vollständigem Abschluss der Transaktion am 6. April zugeflossen ist.

Risikoaktiva und Kapitalquoten

In 2003 haben wir unsere Risikoaktiva kräftig reduziert. Für 2004 planen wir – auf Basis einer erheblich verbesserten Kapitalbasis – ein moderates Risikoaktiva-Wachstum bis zu einer Höhe von 250 Mrd €. Zur Sicherstellung dieser Zielgröße werden wir gegebenenfalls auch Ausplatzierungsmaßnahmen durchführen. Zum 31. März 2004 beliefen sich die Risikoaktiva gemäß BIZ auf 240,9 Mrd €, das sind 0,9 Mrd € weniger als zum Jahresende 2003.

Das Kernkapital der HVB Group erhöhte sich durch das im Rahmen der Kapitalerhöhung gestiegene Gezeichnete Kapital um rund 3% auf 14,9 Mrd €. Gegenüber den Werten am Jahresultimo 2003 haben wir sowohl die Kernkapitalquote von 5,9% auf 6,2% als auch die Eigenmittelquote von 9,7% auf 10,0% verbessert.

Unter Berücksichtigung des kompletten Emissionserlöses aus der Kapitalerhöhung beträgt unsere Kernkapitalquote 7,2% und unsere Eigenmittelquote 11,3%.

Die Liquidität eines Kreditinstituts wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl nach Grundsatz II beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HVB AG belief sich der Wert im ersten Quartal 2004 durchschnittlich auf 1,3 (zum Jahresende 2003: 1,2).

SONSTIGE ANGABEN

IFRS-Grundlagen

Der vorliegende Zwischenbericht ist in Übereinstimmung mit IAS 34 erstellt worden. Wir haben dieselben Bilanzierungs- und Bewertungsmethoden wie im Konzernabschluss 2003 angewandt (ausführlich dargestellt im Geschäftsbericht 2003, Band Finanzbericht, Seiten 52 ff.). In der Segmentberichterstattung haben wir die Steuerungsparameter (Ausstattung der Geschäftsfelder mit Kernkapital, Zinssätze zur Berechnung des Anlagenutzens) modifiziert. Vorjahreszahlen haben wir entsprechend angepasst.

Die Berichterstattung über die Geschäftsfelder Deutschland, Österreich und CEE sowie Corporates & Markets haben wir wie bereits im Vorjahr um die Darstellung und Analyse der Ressortergebnisse im Vergleich zum Vorjahr erweitert. Hierdurch erreichen wir noch mehr Transparenz bei der Erläuterung unserer Ergebnisentwicklung. Da wir mit der Ressortberichterstattung erst zur Jahresmitte 2003 begonnen hatten, existieren keine periodenechten Ressortergebnisse für das erste Quartal 2003. Deshalb stellen wir die Berichterstattung über die Geschäftsfelder und die Ressorts des ersten Quartals 2004 im Vergleich zu den anteiligen Vorjahreswerten dar.

Änderungen des Konsolidierungskreises

Das Bankhaus BethmannMaffei haben wir im ersten Quartal entkonsolidiert, nachdem der Verkauf im Januar 2004 abgeschlossen wurde. Neu in den Konsolidierungskreis aufgenommen haben wir im ersten Quartal 2004 die Central Profit Banka d.d. Sarajevo, Sarajevo und die HVB Jelzálogbank Rt., Budapest.

Ereignisse nach dem 31. März 2004

Der im ersten Quartal 2004 angekündigte Verkauf unseres 61,7%igen Anteils an der Brau und Brunnen AG wurde am 15. April nach Vorliegen der kartellrechtlichen Genehmigung abgeschlossen. Der Veräußerungsgewinn von ca. 40 Mio € wird im Finanzanlageergebnis zur Jahresmitte 2004 enthalten sein.

Im April 2004 haben wir im Rahmen des Abbaus von nicht strategischem Anteilsbesitz unsere Anteile an der E.ON verkauft und daher einen Veräußerungsgewinn in Höhe von rund 100 Mio € erzielt, der ebenfalls das Finanzanlageergebnis des 2. Quartals verbessern wird.

Darüber hinaus führte der vollständige Abschluss der Kapitalerhöhung mit Volleinzahlung des Agios zu einer Stärkung der Kapitalrücklage um rund 2,3 Mrd € und zu einer Verbesserung der bankaufsichtsrechtlichen Kennziffern (siehe Erläuterungen zur Vermögens- und Finanzanlage).

AUSBLICK

Gesamtwirtschaftliche Entwicklung

In Euroland wird sich das Wachstum allenfalls geringfügig beleben. Zwar gibt vorerst eine dynamische Auslandsnachfrage noch Impulse, die jedoch durch einen weiter zur Stärke neigenden Euro-Wechselkurs gedämpft werden. Einer durchgreifenden Belebung der Konjunktur steht indes die andauernde Schwäche des Privaten Verbrauchs entgegen. Für die Eurozone sind BIP-Zuwächse von 1,5% in 2004 und 2005 zu erwarten. Auch in Deutschland, wo die Konsumenten durch die Diskussion über wirtschaftspolitische Reformen zusätzlich verunsichert sind, ist nur mit einer schwachen Konjunkturbelebung zu rechnen, die sich in Wachstumsraten von 1% bis 1,5% in 2004 und 2005 niederschlägt.

Angesichts des gegenüber den zurückliegenden drei Jahren freundlicheren Wachstumsumfelds dürften die Zinsen in den kommenden Quartalen tendenziell steigen. Insbesondere in den USA, wo die FED spätestens Ende 2004 die geldpolitischen Zügel anziehen wird, spricht einiges für deutlich höhere Renditen langfristiger Staatsanleihen. Davon wird sich der europäische Rentenmarkt nicht ganz frei machen können. Die insgesamt schwächere konjunkturelle Dynamik jedoch dürfte den Zinsanstieg hier dämpfen.

Auf Grund der anhaltend moderaten Bewertungen gehen wir jedoch davon aus, dass die sich seit Anfang des zweiten Quartals andeutende Erholung der Kapitalmärkte fortsetzen wird (vgl. ausführlich hierzu Geschäftsbericht 2003, Band Finanzbericht, S. 16).

Nach wie vor erwarten wir, dass die deutschen Kreditinstitute ihre operativen Erträge im laufenden Jahr erhöhen können. Trotz anhaltend hoher Insolvenzraten gehen wir in diesem Jahr von einer im Branchendurchschnitt weiterhin rückläufigen Kreditrisikovorsorge aus. Damit sollten die deutschen Banken ihre Profitabilität spürbar steigern können.

Ergebnisentwicklung der HVB Group

Die im Risikobericht (Geschäftsbericht 2003, Band Finanzbericht, Risk Report, Seiten 18–43) erläuterten Risiken der zukünftigen Entwicklung der HVB Group haben sich insgesamt im bisherigen Jahresverlauf nicht wesentlich verändert, außer einem signifikanten Rückgang des Risikokapitals auf Risiken aus Anteils-/Beteiligungsbesitz nach der vollständigen Veräußerung unserer Anteile an der Allianz und der Reduzierung unseres Anteils an der Münchener Rück.

Im ersten Quartal 2004 konnten wir unsere ambitionierten Ziele bei der Kreditrisikovorsorge und den Verwaltungsaufwendungen erreichen. Beim Betriebsergebnis haben wir den Zielkorridor nur leicht verfehlt, liegen aber deutlich über dem Vorjahr. Wir halten an unseren Zielen fest und werden den eingeschlagenen Weg mit unserem Programm »Mit Europa wachsen« konsequent weiter gehen.

Unsere Erwartungen für das Geschäftsjahr 2004, die wir im Ausblick des Financial Review 2003 (Geschäftsbericht 2003, Band Finanzbericht, Seiten 15 f.) beschrieben haben, bleiben unverändert.

Die Entwicklung der HVB-Aktie stand im bisherigen Jahresverlauf maßgeblich im Zeichen der Kapitalerhöhung. In den ersten Monaten konnte die HVB-Aktie zunächst an den kräftigen Turnaround des Jahres 2003 anschließen und sich dabei deutlich besser als der Gesamtmarkt entwickeln. Spekulationen im Vorfeld der Ankündigung der Kapitalerhöhung sowie deren Bekanntgabe Ende Februar setzten die HVB-Aktie technisch bedingt unter Druck. Zusätzlich war die Entwicklung der Aktienmärkte im März stark durch die Terroranschläge in Madrid geprägt. Insbesondere die Finanzwerte konnten sich dem Abwärtstrend nicht entziehen, so dass sich die HVB-Aktie im ersten Quartal insgesamt schwächer als der Gesamtmarkt entwickelte.

Während des Bezugsrechtehandels Ende März konnte der Kurs der HVB-Aktie jedoch bereits wieder zulegen. Dies ist angesichts der hohen Umplatzierungsvolumina im Rahmen der Kapitalerhöhung besonders erfreulich. Bis Mitte April hat die HVB-Aktie gegenüber dem DAX damit wieder hinzugewonnen. Infolge der Kapitalerhöhung hat sich der Anteil des Streubesitzes deutlich erhöht. Dies wirkt sich positiv auf die Gewichtung der HVB-Aktie in den Indizes aus.

Aktionärsstruktur vor der Kapitalerhöhung

Aktionärsstruktur seit 6. April 2004


Grundkapital
536 288 700 Aktien[1]
AV-Z 5,13%
MüRück 25,59%
Streubesitz 69,28%
Kapitalerhöhung:
–214 410 440 Aktien
–Verhältnis 5 : 2
–Bezugspreis 14,00 €
Grundkapital
750 699 140 Aktien[1]
MüRück 18,4%
Streubesitz 81,6%

[1] Davon 14 553 600 Vorzugsaktien im Besitz der Bayerischen Landesstiftung.

ERGEBNISSE

GEWINN- UND VERLUSTRECHNUNG VOM 1. JANUAR BIS 31. MÄRZ 2004

Erträge/Aufwendungen	Notes	1.1.–31.3.2004	1.1.–31.3.2003	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Zinserträge		4 305	5 446	–1 141	– 21,0
Zinsaufwendungen		3 020	4 033	–1 013	– 25,1
Zinsüberschuss	2	1 285	1 413	– 128	– 9,1
Kreditrisikovorsorge	3	485	583	– 98	– 16,8
Zinsüberschuss nach Kreditrisikovorsorge		800	830	– 30	– 3,6
Provisionserträge		854	821	+ 33	+ 4,0
Provisionsaufwendungen		153	151	+ 2	+ 1,3
Provisionsüberschuss	4	701	670	+ 31	+ 4,6
Handelsergebnis	5	262	241	+ 21	+ 8,7
Verwaltungsaufwand	6	1 542	1 630	– 88	– 5,4
Saldo sonstige betriebliche Erträge/Aufwendungen	7	69	40	+ 29	+ 72,5
Betriebsergebnis		**290**	**151**	**+ 139**	**+ 92,1**
Finanzanlageergebnis		19	– 3	+ 22	
Abschreibungen auf Geschäfts- oder Firmenwerte		38	54	– 16	– 29,6
Saldo übrige Erträge/Aufwendungen	8	– 72	– 23	– 49	>–100,0
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern		**199**	**71**	**+ 128**	**>+ 100,0**
Ertragsteuern		88	60	+ 28	+ 46,7
Ergebnis nach Steuern		**111**	**11**	**+ 100**	**>+ 100,0**
Fremdanteile am Ergebnis		– 58	– 20	– 38	>–100,0
Gewinn/Verlust		**53**	**– 9**	**+ 62**	

	Notes	1.1.–31.3.2004	1.1.–31.3.2003
		in €	in €
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen)	9	0,17	0,08
Ergebnis je Aktie	9	0,10	– 0,02

Da zum 31. März 2004 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

GEWINN- UND VERLUSTRECHNUNG VOM 1. JANUAR BIS 31. MÄRZ 2004

Verglichen mit dem um Entkonsolidierungen bereinigten Vorjahr[1]

Erträge/Aufwendungen	1.1.–31.3.2004	1.1.–31.3.2003	Veränderung	
	in Mio €	in Mio €	in Mio €	in %
Zinsüberschuss	1285	1335	– 50	– 3,7
Kreditrisikovorsorge	485	575	– 90	– 15,7
Zinsüberschuss nach Kreditrisikovorsorge	800	760	+ 40	+ 5,3
Provisionsüberschuss	701	638	+ 63	+ 9,9
Handelsergebnis	262	241	+ 21	+ 8,7
Verwaltungsaufwand	1542	1549	– 7	– 0,5
Saldo sonstige betriebliche Erträge/Aufwendungen	69	40	+ 29	+ 72,5
Betriebsergebnis	**290**	**130**	**+ 160**	**>+ 100,0**
Finanzanlageergebnis	19	1	+ 18	>+ 100,0
Abschreibungen auf Geschäfts- oder Firmenwerte	38	54	– 16	– 29,6
Saldo übrige Erträge/Aufwendungen	– 72	– 23	– 49	>– 100,0
Ergebnis der gewöhnlichen Geschäftstätigkeit/				
Ergebnis vor Steuern	**199**	**54**	**+ 145**	**>+ 100,0**
Ertragsteuern	88	59	+ 29	+ 49,2
Ergebnis nach Steuern	**111**	**– 5**	**+ 116**	
Fremdanteile am Ergebnis	– 58	– 20	– 38	>– 100,0
Gewinn/Verlust	**53**	**– 25**	**+ 78**	
nachrichtlich:				
Operative Erträge	2317	2254	+ 63	+ 2,8

[1] Vorjahreszahlen bereinigt um laufende Erträge und Aufwendungen aus norisbank, Bank von Ernst, Bankhaus BethmannMaffei und dem Contractual Trust Arrangement (CTA).

BILANZ
ZUM 31. MÄRZ 2004

Aktiva	Notes	31.3.2004	31.12.2003	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Barreserve		6513	5708	+ 805	+14,1
Handelsaktiva	10	81707	80462	+1245	+ 1,5
Forderungen an Kreditinstitute	11	56628	52842	+3786	+ 7,2
Forderungen an Kunden	12	281522	283525	-2003	- 0,7
Wertberichtigungen auf Forderungen	14	-11615	-11361	- 254	- 2,2
Finanzanlagen	15	51940	53000	-1060	- 2,0
Sachanlagen		2952	3001	- 49	- 1,6
Immaterielle Vermögenswerte		2748	2721	+ 27	+ 1,0
Sonstige Aktiva		10416	9557	+ 859	+ 9,0
Summe der Aktiva		**482811**	**479455**	**+3356**	**+ 0,7**

Passiva	Notes	31.3.2004	31.12.2003	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	16	110484	112964	- 2480	- 2,2
Verbindlichkeiten gegenüber Kunden	17	143536	140312	+ 3224	+ 2,3
Verbriefte Verbindlichkeiten	18	123262	122728	+ 534	+ 0,4
Handelspassiva		56583	55233	+ 1350	+ 2,4
Rückstellungen	19	6962	6847	+ 115	+ 1,7
Sonstige Passiva		9192	9400	- 208	- 2,2
Nachrangkapital	20	19256	19183	+ 73	+ 0,4
Anteile in Fremdbesitz		2422	2476	- 54	- 2,2
Eigenkapital		11114	10312	+ 802	+ 7,8
Gezeichnetes Kapital		2252	1609	+ 643	+ 40,0
Kapitalrücklage		9312	9295	+ 17	+ 0,2
Gewinnrücklagen			—		
Rücklagen aus Währungs- und sonstigen Veränderungen		14	- 40	+ 26	+ 65,0
Bewertungsänderungen von Finanzinstrumenten		- 489	- 552	+ 63	+ 11,4
AfS-Rücklage		342	326	+ 16	+ 4,9
Hedge-Rücklage		- 831	- 878	+ 47	+ 5,4
Konzerngewinn 2003			—	—	—
Gewinn/Verlust 1.1.–31.3.		53	—	+ 53	+ 100,0
Summe der Passiva		**482811**	**479455**	**+ 3356**	**+ 0,7**

ENTWICKLUNG DES EIGENKAPITALS

in Mio €	2004	2003
Eigenkapital zum 1. 1.	**10 312**	**11 253**
Veränderungen 1.1.–31.3.		
Gezeichnetes Kapital		
Zugang aus Barkapitalerhöhung	643	—
Kapitalrücklage		
Bestandsveränderungen und Ergebnis eigener Aktien	17	—
Gewinnrücklagen		
Sonstige Veränderungen	—	—
Rücklagen aus Währungs- und sonstigen Veränderungen	26	111
Bewertungsänderungen von Finanzinstrumenten	63	– 2 053
Konzerngewinn 2003 (Ausschüttung der HVB AG)[1]	—	—
Gewinn/Verlust 1.1.–31.3.	53	– 9
Eigenkapital zum 31. 3.	**11 114**	**9 302**

[1] Die HVB AG hat im Geschäftsjahr 2003 keinen Bilanzgewinn erzielt. Deshalb erfolgt für dieses Geschäftsjahr keine Dividendenzahlung.

KAPITALFLUSSRECHNUNG

in Mio €	2004	2003
Zahlungsmittelbestand zum 1. 1.	**5 708**	**5 259**
Cashflow aus operativer Geschäftstätigkeit	– 1 090	– 3 403
Cashflow aus Investitionstätigkeit	1 186	2 612
Cashflow aus Finanzierungstätigkeit	713	– 593
Effekte aus Wechselkursänderungen	– 4	– 55
Zahlungsmittelbestand zum 31. 3.	**6 513**	**3 820**

1

Segmentberichterstattung
Erfolgsentwicklung nach Geschäftsfeldern
vom 1. Januar bis 31. März 2004

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1.1.–31.3.2004	677	500	171	- 3	- 60	1 285
¼ von 2003	723	485	338	- 3	- 73	1 470
Kreditrisikovorsorge						
1.1.–31.3.2004	281	107	85	12	—	485
¼ von 2003	364	115	83	14	2	578
Provisionsüberschuss						
1.1.–31.3.2004	310	290	101	—	—	701
¼ von 2003	309	277	113	—	—	699
Handelsergebnis						
1.1.–31.3.2004	—	11	242	—	9	262
¼ von 2003	1	26	163	—	15	205
Verwaltungsaufwand						
1.1.–31.3.2004	689	555	295	2	1	1 542
¼ von 2003	736	571	272	3	11	1 593
Saldo sonstige betriebliche Erträge/Aufwendungen						
1.1.–31.3.2004	62	1	7	- 2	1	69
¼ von 2003	131	9	2	- 1	14	155
Betriebsergebnis						
1.1.–31.3.2004	79	140	141	- 19	- 51	290
¼ von 2003	64	111	261	- 21	- 57	358
Finanzanlageergebnis						
1.1.–31.3.2004	- 2	- 1	- 11	—	33	19
¼ von 2003	- 7	16	2	—	- 463	- 452
Abschreibungen auf Geschäfts- oder Firmenwerte						
1.1.–31.3.2004	4	21	10	—	3	38
¼ von 2003	5	180	97	—	1	283
Saldo übrige Erträge/Aufwendungen						
1.1.–31.3.2004	- 1	- 1	—	- 37	- 33	- 72
¼ von 2003	- 2	- 2	—	- 38	-117	-159

Erfolgsentwicklung nach Geschäftsfeldern
vom 1. Januar bis 31. März 2004 (Fortsetzung)

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
1.1.–31.3.2004	72	117	120	-56	-54	199
¼ von 2003	50	-55	166	-59	-638	-536
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern (*bereinigt um Sondereffekte*)						
¼ von 2003	-66	80	250	-59	-52	153
darunter:						
Bank Austria Creditanstalt-Gruppe (2003 bereinigt um Sondereffekte)						
1.1.–31.3.2004		117	19		21	157
¼ von 2003		80	14		4	98

Kennziffern nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien[1]	Sonstige/ Konsolidierung	HVB Group
Cost-Income-Ratio (auf der Basis der operativen Erträge)						
1.1.–31.3.2004	65,7	69,2	56,6	—	—	66,6
1.1.–31.12.2003	63,2	71,6	44,1	—	—	63,0
Eigenkapitalrentabilität vor Steuern (bereinigt um Goodwill-abschreibungen)[2]						
1.1.–31.3.2004	5,2	17,5	15,2	—	—	7,1
1.1.–31.12.2003	3,5	16,5	24,8	—	—	–6,9
Eigenkapitalrentabilität vor Steuern[2]						
1.1.–31.3.2004	4,9	14,8	14,0	—	—	6,0
1.1.–31.12.2003	3,2	–7,3	15,6	—	—	–14,6
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwill-abschreibungen)[3]						
1.1.–31.3.2004	5,2	8,8	10,7	—	—	3,3
1.1.–31.12.2003	2,8	8,2	23,3	—	—	–11,2
Eigenkapitalrentabilität nach Steuern[3]						
1.1.–31.3.2004	4,8	5,6	9,3	—	—	1,9
1.1.–31.12.2003	2,5	–17,9	13,3	—	—	–19,7

[1] Kennzahlenwerte für das Segment »Workout Immobilien« ökonomisch nicht aussagekräftig.

[2] Ergebnis vor Steuern bzw. Ergebnis vor Steuern bereinigt um Goodwillabschreibungen im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten) inkl. Fremdanteile.

[3] Jahresüberschuss/-fehlbetrag bzw. Jahresüberschuss/-fehlbetrag bereinigt um Goodwillabschreibungen im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten).

2
Zinsüberschuss

in Mio €	1.1.–31.3. 2004	1.1.–31.3. 2003
Zinserträge aus		
Kredit- und Geldmarktgeschäften	3 792	4 670
festverzinslichen Wertpapieren und Schuldbuchforderungen	358	615
Aktien und anderen nicht festverzinslichen Wertpapieren	24	49
verbundenen Unternehmen	19	14
nach der Equity-Methode bewerteten Unternehmen	17	15
Beteiligungen	11	18
Immobilien des Finanzanlagebestandes	7	8
Zinsaufwendungen für		
Einlagen	1 553	2 112
Verbriefte Verbindlichkeiten	1 177	1 622
Nachrangkapital	250	269
Ergebnis aus dem Leasinggeschäft	**37**	**27**
Insgesamt	**1 285**	**1 413**

Zinsspannen:

in %	31.3.2004	31.3.2003
Auf Basis der durchschnittlichen Risikoaktiva (BIZ)	2,37	2,21
Auf Basis des durchschnittlichen Geschäftsvolumens	1,28	1,27

3
Kreditrisikovorsorge

in Mio €	1.1.–31.3. 2004	1.1.–31.3. 2003
Zuführungen	755	916
Wertberichtigungen auf Forderungen	704	751
Rückstellungen im Kreditgeschäft	51	165
Auflösungen	– 259	– 306
Wertberichtigungen auf Forderungen	– 240	– 293
Rückstellungen im Kreditgeschäft	– 19	– 13
Eingänge auf abgeschriebene Forderungen	– 11	– 27
Insgesamt	**485**	**583**

Die Kreditrisikovorsorge wird im Zwischenbericht anteilig auf der Basis des voraussichtlichen Jahresbedarfs ermittelt.

4
Provisionsüberschuss

in Mio €	1.1.–31.3. 2004	1.1.–31.3. 2003
Wertpapier- und Depotgeschäft	282	256
Außenhandelsgeschäft/Zahlungsverkehr	237	240
Kreditgeschäft	96	106
Sonstiges Dienstleistungsgeschäft	86	68
Insgesamt	**701**	**670**

5
Handelsergebnis

in Mio €	1.1.–31.3. 2004	1.1.–31.3. 2003
Kursbezogene Geschäfte	111	61
Zins- und währungsbezogene Geschäfte	151	180
Insgesamt	**262**	**241**

Im Handelsergebnis sind Zins- und Dividendenerträge in Höhe von 146 Mio € sowie Refinanzierungskosten, die aus dem Saldo der Handelsaktiva und Handelspassiva resultieren, in Höhe von 113 Mio € enthalten.

6
Verwaltungsaufwand

in Mio €	1.1.–31.3. 2004	1.1.–31.3. 2003
Personalaufwand	878	904
Andere Verwaltungsaufwendungen	513	556
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	151	170
Insgesamt	**1 542**	**1 630**

7
Saldo sonstige betriebliche Erträge/Aufwendungen

in Mio €	1.1.–31.3. 2004	1.1.–31.3. 2003
Sonstige betriebliche Erträge	99	75
Sonstige betriebliche Aufwendungen	30	35
Saldo sonstige betriebliche Erträge/Aufwendungen	**69**	**40**

8
Saldo übrige Erträge/Aufwendungen

in Mio €	1.1.–31.3. 2004	1.1.–31.3. 2003
Übrige Erträge	**—**	**—**
Übrige Aufwendungen	**72**	**23**
darunter:		
Sonstige Steuern	1	3
Verlustübernahmen	38	20
Aufwendungen für Risikoabschirmung	33	—
Saldo übrige Erträge/Aufwendungen	**– 72**	**– 23**

9
Ergebnis je Aktie

	1.1.–31.3. 2004	1.1.–31.3. 2003
Gewinn/Verlust ohne Fremdanteile (in Mio €)	53	– 9
Gewinn/Verlust ohne Fremdanteile und vor Abschreibungen auf Geschäfts- oder Firmenwerte (in Mio €)	91	45
Durchschnittliche Anzahl der Aktien	536 288 700	536 288 701
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen) in €	**0,17**	**0,08**
Ergebnis je Aktie in €	**0,10**	**– 0,02**

Bei der Berechnung des Ergebnisses je Aktie beziehen wir im Nenner der Kennziffer in den Durchschnittswert die neuen Aktien aus der Kapitalerhöhung noch nicht mit ein, da uns dieser Kapitalzuwachs zur Erwirtschaftung von Erträgen in den ersten drei Monaten noch nicht zur Verfügung stand.

10

Handelsaktiva

in Mio €	31.3.2004	31.12.2003
Schuldverschreibungen und andere festverzinsliche Wertpapiere	31 978	30 798
Aktien und andere nicht festverzinsliche Wertpapiere	3 897	3 660
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	43 682	44 147
Sonstige Handelsbestände	2 150	1 857
Insgesamt	**81 707**	**80 462**

11

Forderungen an Kreditinstitute nach Fristen

in Mio €	31.3.2004	31.12.2003
Täglich fällig	15 321	12 482
Befristet	41 307	40 360
Insgesamt	**56 628**	**52 842**

12

Forderungen an Kunden nach Fristen

in Mio €	31.3.2004	31.12.2003
Unbestimmte Laufzeiten	24 985	25 659
Befristet mit Restlaufzeit	256 537	257 866
bis 3 Monate	31 942	31 338
über 3 Monate bis 1 Jahr	20 522	20 906
über 1 Jahr bis 5 Jahre	55 980	56 616
über 5 Jahre	148 093	149 006
Insgesamt	**281 522**	**283 525**

13

Kreditvolumen

Aufteilung nach Inhalten:

in Mio €	31.3.2004	31.12.2003
Kredite und Darlehen an Kreditinstitute	24 484	24 457
Kredite und Darlehen an Kunden	278 246	280 850
Eventualverbindlichkeiten	32 313	33 037
Insgesamt	**335 043**	**338 344**

14

Wertberichtigungen auf Forderungen

Bestandsentwicklung:

in Mio €	2004	2003
Bestand zum 1.1.	**11 361**	**12 206**
Erfolgswirksame Veränderungen		
+ Bruttozuführungen	+ 704	+ 751
– Auflösungen	– 240	– 293
Erfolgsneutrale Veränderungen		
+/– Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	– 17	+ 10
– Inanspruchnahme von bestehenden Wertberichtigungen	– 217	– 89
+/– Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	+ 24	– 111
Bestand zum 31.3.	**11 615**	**12 474**

15

Finanzanlagen

in Mio €	31.3.2004	31.12.2003
HtM-Finanzanlagen		
Schuldverschreibungen und andere festverzinsliche Wertpapiere	8 910	9 065
AfS-Finanzanlagen	41 815	42 737
Anteile an verbundenen nicht konsolidierten Unternehmen	1 744	1 763
Beteiligungen	1 940	2 115
Schuldverschreibungen und andere festverzinsliche Wertpapiere	29 598	28 431
Aktien und andere nicht festverzinsliche Wertpapiere	8 533	10 428
darunter:		
langfristig gehaltene Bestände	4 921	6 860
At-Equity bewertete Unternehmen	799	780
Als Finanzinvestition gehaltene Grundstücke und Gebäude	416	418
Insgesamt	**51 940**	**53 000**

16

Verbindlichkeiten gegenüber Kreditinstituten nach Fristen

in Mio €	31.3.2004	31.12.2003
Täglich fällig	10 761	13 619
Befristet	99 723	99 345
Insgesamt	**110 484**	**112 964**

17

Verbindlichkeiten gegenüber Kunden nach Fristen

in Mio €	31.3.2004	31.12.2003
Spareinlagen und Einlagen aus dem Bauspargeschäft	35 105	34 539
Andere Verbindlichkeiten	108 431	105 773
täglich fällig	51 588	48 379
befristet	56 843	57 394
Insgesamt	**143 536**	**140 312**

18

Verbriefte Verbindlichkeiten nach Fristen

in Mio €	31.3.2004	31.12.2003
Befristet mit Restlaufzeit		
bis 3 Monate	11 809	11 176
über 3 Monate bis 1 Jahr	16 493	15 984
über 1 Jahr bis 5 Jahre	63 209	64 899
über 5 Jahre	31 751	30 669
Insgesamt	**123 262**	**122 728**

19

Rückstellungen

in Mio €	31.3.2004	31.12.2003
Rückstellungen für Pensionen und ähnliche Verpflichtungen	2 908	2 927
Steuerverpflichtungen	2 671	2 554
Restrukturierungs-rückstellungen	140	142
Rückstellungen im Kreditgeschäft	577	522
Sonstige Rückstellungen	666	702
Insgesamt	**6 962**	**6 847**

20

Nachrangkapital

in Mio €	31.3.2004	31.12.2003
Nachrangige Verbindlichkeiten	13 039	13 155
Genussrechtskapital	2 060	1 952
Hybride Kapitalinstrumente	4 157	4 076
Insgesamt	**19 256**	**19 183**

21

Eigene Aktien

Im Rahmen des berichtspflichtigen Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen gemäß § 71 Abs. 1 Nr. 1 AktG zum Schutz der Funktionsfähigkeit des Marktes in ihren Aktien zu den jeweiligen Tageskursen 23 188 095 Stück Aktien der HVB AG zu einem durchschnittlichen Ankaufspreis von 19,27 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 19,34 € je Stück wieder veräußert. Die gekauften Stücke entsprechen einem Betrag von 70 Mio € bzw. 3,1% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien einschließlich der für unsere Mitarbeiter vorgesehenen Aktien belief sich während der Berichtsperiode auf 686 200 Stück (das entspricht einem Betrag von 2 Mio € bzw. 0,09% des Grundkapitals).

Am 31. März 2004 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71 e Abs. 1 Satz 2 AktG insgesamt 4 389 306 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 13 Mio € bzw. einem Anteil von 0,6% des Grundkapitals.

22

Eventualverbindlichkeiten und andere Verpflichtungen

in Mio €	31.3.2004	31.12.2003
Eventualverbindlichkeiten[1]	32 340	33 060
darunter:		
aus Bürgschaften und Gewährleistungsverträgen	32 313	33 037
Andere Verpflichtungen	56 289	58 422
darunter:		
unwiderrufliche Kreditzusagen	50 598	51 575
Insgesamt	**88 629**	**91 482**

[1] Den Eventualverbindlichkeiten stehen grundsätzlich Eventualforderungen in der gleichen Höhe gegenüber.

Termingeschäfte (Derivative Geschäfte)

Im Folgenden sind die am Stichtag noch nicht abgewickelten derivativen Geschäfte dargestellt, die neben den zins- und fremdwährungs-, aktien-/indexbezogenen sowie sonstigen Termingeschäften auch die Kreditderivate beinhalten. Neben den Kontrahentenrisiken unterliegen die Derivate vor allem Marktpreisrisiken aus Veränderungen von Zinssätzen, Devisen- oder Aktienkursen.

in Mrd €	Nominalbetrag		Kontrahentenrisiko	
	31.3.2004	31.12.2003	31.3.2004	31.12.2003
Zinsbezogene Geschäfte	3 037	2 717	37	33
Währungsbezogene Geschäfte	386	349	7	10
Aktien-/indexbezogene Geschäfte	122	123	3	4
Kreditderivate	45	43	—	—
Sonstige Geschäfte	—	—	—	—
Insgesamt	**3 590**	**3 232**	**47**	**47**

Unter Einbeziehung anerkannter Netting-Vereinbarungen sowie unter Berücksichtigung erhaltener Sicherheiten im Rahmen des OTC-Derivategeschäfts reduziert sich das Kontrahentenrisiko (positive Bruttowiederbeschaffungswerte) der derivativen Geschäfte um 41 Mrd € auf 6 Mrd € (31. Dezember 2003: Reduktion um 40 Mrd € auf 7 Mrd €).

23

Marktrisikopotenzial der Handelsaktivitäten

Marktpreisrisiken entstehen durch Preisänderungen von Zins-, Devisen- und Aktien- bzw. Indexprodukten einschließlich der dazugehörigen Derivate. Das Marktrisikopotenzial unserer Handelsaktivitäten messen wir auf der Basis des sog. »Value-at-Risk« (zur Berechnungsmethode vgl. Geschäftsbericht 2003, Band Finanzbericht, Seite 36 f.).

Value-at-Risk:

in Mio €	31.3.2004	31.12.2003
Zinsbezogene Geschäfte	21	17
Währungsbezogene Geschäfte	25	17
Aktien-/indexbezogene Geschäfte	55	60
Insgesamt	**101**	**94**

GREMIEN

Mitglieder des Aufsichtsrats

Dr. Maximilian Hackl
Ehrenvorsitzender

Dr. Dr. h. c. Albrecht Schmidt
Vorsitzender

Peter König
Stellv. Vorsitzender

Dr. Hans-Jürgen Schinzler
Stellv. Vorsitzender

Dr. Manfred Bischoff

Volker Doppelfeld

Klaus Grünewald

Anton Hofer

Max Dietrich Kley

Friedrich Koch

Hanns-Peter Kreuser

Dr. Lothar Meyer

Dr. Diether Münich
seit 13.1.2004

Herbert Munker

Dr. Siegfried Sellitsch

Professor Dr. Wilhelm Simson

Professor Dr.
Dr. h. c. Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Mitglieder des Vorstands

Dr. Stefan Jentzsch
Geschäftsfeld
Corporates & Markets

Dr. Michael Kemmer
Chief Risk Officer (CRO)

Michael Mendel
Geschäftsfeld Deutschland

Dieter Rampl
Sprecher des Vorstands,
Human Resources
Management

Gerhard Randa
Geschäftsfeld
Österreich und CEE,
Chief Operating Officer (COO)

Dr. Wolfgang Sprißler
Chief Financial Officer (CFO)

QUARTALSÜBERSICHT

	1. Quartal 2004	4. Quartal 2003	3. Quartal 2003	2. Quartal 2003[1]	1. Quartal 2003[1]
Erfolgszahlen (in Mio €)					
Zinsüberschuss	1 285	1 474	1 530	1 464	1 413
Kreditrisikovorsorge	485	564	585	581	583
Zinsüberschuss nach Kreditrisikovorsorge	800	910	945	883	830
Provisionsüberschuss	701	728	738	659	670
Handelsergebnis	262	111	222	246	241
Verwaltungsaufwand	1 542	1 535	1 603	1 603	1 630
Saldo sonstige betriebliche Erträge/Aufwendungen	69	249	321	10	40
Betriebsergebnis	**290**	**463**	**623**	**195**	**151**
Finanzanlageergebnis	19	- 1 748	- 60	5	- 3
Abschreibungen auf Geschäfts- oder Firmenwerte	38	974	53	53	54
Saldo übrige Erträge/Aufwendungen	- 72	- 217	- 142	- 256	- 23
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern	**199**	**- 2 476**	**368**	**- 109**	**71**
Ertragsteuern	88	65	74	97	60
Ergebnis nach Steuern	**111**	**- 2 541**	**294**	**- 206**	**11**
Fremdanteile am Ergebnis	- 58	- 68	- 98	- 11	- 20
Gewinn/Verlust	**53**	**- 2 609**	**196**	**- 217**	**- 9**
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen) in €	0,17	- 3,05	0,46	- 0,30	0,08
Ergebnis je Aktie in €	0,10	- 4,86	0,36	- 0,40	- 0,02

[1] Rückwirkende Anpassung des 1. und 2. Quartals 2003 wegen wirtschaftlicher Rückwirkung der Abspaltung der Hypo Real Estate Group zum Spaltungsstichtag 1. Januar 2003 (Pro-forma-Darstellung).

	31. März 2004	31. Dez. 2003	30. Sept. 2003	30. Juni 2003	31. März 2003
Kennzahlen (in %)[1]					
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)	3,3	-11,2	1,3	- 1,7	1,3
Eigenkapitalrentabilität nach Steuern	1,9	-19,7	- 0,3	- 3,3	- 0,3
Cost-Income-Ratio (gemessen an den operativen Erträgen)	66,6	63,0	64,0	68,2	69,0
Cost-Income-Ratio (gemessen an den Erträgen der gewöhnlichen Geschäftstätigkeit)	69,3	97,4	69,9	74,2	71,4
Anteil Provisionsüberschuss an den operativen Erträgen	30,3	27,6	27,4	27,7	28,3
Bilanzzahlen (in Mrd €)					
Bilanzsumme	482,8	479,5	505,5	669,1	679,8
Kreditvolumen	335,0	338,3	350,4	466,8	479,0
Bilanzielles Eigenkapital	11,1	10,3	10,4	12,9	11,9
Bankaufsichtsrechtliche Kennzahlen nach BIZ					
Kernkapital (in Mrd €)	14,9	14,4	15,5	18,8	18,8
Eigenmittel (in Mrd €)	26,3	25,6	27,4	33,0	32,9
Risikoaktiva (in Mrd €)	240,9	241,8	259,8	321,7	331,8
Kernkapitalquote (in %)	6,2	5,9	6,0	5,8	5,7
Eigenmittelquote (in %)	10,0	9,7	9,5	9,4	9,1
Aktie					
Börsenkurs (in €)[2]	15,94	17,62	11,76	11,45	5,48
Börsenkapitalisierung (in Mrd €)	8,5	9,8	7,9	7,7	3,7
Mitarbeiter[1]	59575	60214	61776	64004	65131
Geschäftsstellen[1]	2091	2062	2069	2165	2188

[1] Rückwirkende Anpassung des 1. und 2. Quartals 2003 wegen wirtschaftlicher Rückwirkung der Abspaltung der Hypo Real Estate Group zum Spaltungsstichtag 1. Januar 2003 (Pro-forma-Darstellung).

[2] HVB Aktienkurs um Bezugsrechtsabschlag bereinigt.

Termine 2004

Hauptversammlung	29. April 2004
ICM Internationales Congress Center München	
Neue Messe München Riem, 81823 München	
Zwischenbericht zum 30. Juni 2004	Erscheinungstermin: 5. August 2004
Zwischenbericht zum 30. September 2004	Erscheinungstermin: 4. November 2004

Termine 2005

Eckdaten zum Jahresabschluss 2004	24. Februar 2005
Bilanzpressekonferenz zum Jahresabschluss 2004	17. März 2005
Analystenkonferenz zum Jahresabschluss 2004	17. März 2005
Hauptversammlung	12. Mai 2005
ICM Internationales Congress Center München	
Neue Messe München Riem, 81823 München	
Zwischenbericht zum 31. März 2005	Erscheinungstermin: 12. Mai 2005
Zwischenbericht zum 30. Juni 2005	Erscheinungstermin: 28. Juli 2005
Zwischenbericht zum 30. September 2005	Erscheinungstermin: 27. Oktober 2005

Ansprechpartner

Wenn Sie Fragen zu unseren Berichten haben, wenden Sie sich bitte an unsere Investor Relations-Abteilung:
Telefon 089 378-25276
Telefax 089 378-24083
E-mail: ir@hvbgroup.com
Wichtige Unternehmensnachrichten können Sie unmittelbar nach Veröffentlichung unter www.hvbgroup.com abrufen.
Sie können sich hier ebenfalls für unseren E-mail-Abo-Service registrieren.

Internet

Sie können unsere Geschäfts- und Zwischenberichte (Konzern) in einer benutzerfreundlichen interaktiven Version – u. a. mit Suchfunktion – auf unserer Website abrufen:
www.hvbgroup.com/geschaeftsbericht und
www.hvbgroup.com/zwischenbericht

Veröffentlichungen für unsere Aktionäre

Geschäftsbericht 2003 (deutsch/englisch)
Kurzfassung und Langfassung
Zwischenberichte (deutsch/englisch)
zum 1., 2. und 3. Quartal
Nachhaltigkeitsbericht (der neue Bericht ist ab Spätsommer 2004 verfügbar)
Sie können PDFs aller Berichte im Internet abrufen unter
www.hvbgroup.com/geschaeftsbericht oder
/zwischenbericht oder
/nachhaltigkeitsbericht
Lexikon (»Wichtige Begriffe des Geschäftsberichts kurz erklärt«)

Bestellungen

Wenn Sie weitere Exemplare des Geschäftsberichts oder eine der hier angegebenen Publikationen beziehen möchten, wenden Sie sich bitte an:
HVB Group
Service Berichtswesen
Telefon 089 89506075
Telefax 089 89506030

Herausgeber
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvbgroup.com
Registergericht: München HRB 421 48

Gestaltung: Gottschalk+Ash Int'l

Satz: Max Vornehm GmbH
Druck: Druckerei Kriechbaumer

Druckfreigabe: 27. 4. 2004
Auslieferung: 6. 5. 2004

Printed in Germany

HVB Group

INVESTOR RELATIONS RELEASE **APRIL 29, 2004**

Results for the first quarter of 2004: the favorable operating trend continues

- **Operating profit of € 290 million in the first quarter of 2004 more than doubled versus the adjusted Q1/2003 number**
  - **Increase in total operating revenues by 2.8%: net interest income (-3.7%) edges down slightly; net commission income (+9.9%) and trading result (+8.7%) increase significantly**
  - **Loan loss provisions (-15.7%) substantially reduced; administrative expenses largely stable (-0.5%)**
- **Pre-tax profit nearly quadrupled, to € 199 million**
- **Net profit of € 53 million after negative result in the previous year**
- **Not all target ranges for the first quarter of 2004 reached**
- **Stable risk weighted assets and a significantly bolstered Tier 1 ratio**

Despite the persistent sluggishness of the macroeconomic environment, HVB Group succeeded in more than doubling its operating profit in the first three months of the current fiscal year, from previous year level of € 130 million to € 290 million. Against the background of a slight increase in operating revenues, this trend is due to significantly lower risk provisioning accompanied by stable administrative expenses. Not all operating target ranges for the first quarter of 2004 were reached.

Today, HVB Group presents its interim report at March 31, 2004. To enhance comparability, we have adjusted the previous year's figures for the current income and expenses of the disposed companies norisbank, Bank von Ernst and Bankhaus BethmannMaffei as well as the effects from the contractual trust arrangement (CTA). The results for the first quarter of 2003

do not include the disposal gains for norisbank and Bank von Ernst.
Dieter Rampl, Spokesman of the Board of Managing Directors of HVB Group, comments: "Business trends in the first three months were largely in line with our ambitious goals. We are confident that we will continue to noticeably boost our revenues in the remainder of the year and achieve the targets we have announced for 2004. To this end, we will further step up our revenue-increasing measures."

Detailed breakdown of the results:

Net interest income amounted to € 1,285 million in the first quarter, which was 3.7% below the previous year's figure of € 1,335 million. This figure was not only influenced by the sale of the US real estate portfolio and by currency effects resulting from the appreciation of the euro, in particular versus the US dollar and the Polish zloty, but also by lower earnings after the sales in our equity portfolio in the first quarter. In addition, it reflects volume reductions resulting from volume decreases brought about by the reduction in risk weighted assets within the context of the 2003 transformation program. These effects were more or less offset by margin improvements in the lending business. It should be noted that first-quarter net interest income did not yet include any proceeds from the capital increase, which was not completed until early April.

In a comparison with the unadjusted net interest income in the fourth quarter of 2003 (€ 1,474 million), as in the comparison with Q1 2003 the sale of the US real estate portfolio and the decline in volumes resulting from the reduction in risk weigthed assets must be taken into account. In addition, the contractual trust arrangement (CTA) and IAS 39 hedge accounting placed a burden on the first quarter of 2004. On the other hand, net interest income in Q4 2003 was influenced positively by one-off effects.

At € 701 million, net commission income was significantly (9.9%) above the level of € 638 million recorded in the first quarter 2003. This mainly results from higher income in the securities and custody business, with the sustained high sales of innovative financial products to retail customers making a particularly strong contribution in this context.

Despite turbulences in the capital market in the wake of the Madrid terrorist attacks, trading profit developed particularly satisfactorily, once again contributing an excellent result of € 262 million. The already high prior-year level of € 241 million was exceeded by 8.7%. This increase is above all attributable to price-related transactions.

The balance of other operating income and expenses includes the disposal gain for Bankhaus BethmannMaffei of € 53 million. Total operating revenues increased 2.8%, to € 2,317 million, in the first quarter of 2004 (previous year: € 2,254 million).

With a decline of 0.5%, the administrative expenses at € 1,542 million compared to the first quarter of 2003 (€ 1,549 million) remained stable. The cost-income ratio improved to 66.6% at the end of March 2004 (previous year: 68.7%).

For fiscal 2004 as a whole, we expect loan loss provisions of € 1,940 million, which corresponds to a pro-rata figure of € 485 million for the first three months. This is a substantial decline of 15.7% versus the previous year's figure (€ 575 million).

Operating profit more than doubled, reaching € 290 million (previous year: € 130 million). This means that the sustained earnings improvement recorded in fiscal 2003 has continued.

Net income from investments amounted to € 19 million (previous year: € 1 million). Expenses for the amortization of goodwill came to € 38 million in the first three months. This corresponds to a year-on-year decline of 29.6% and is due to the non-scheduled amortizations recognized at the end of last year. Other income and expenses include pro-rata risk sheltering for Hypo Real Estate Group, which may amount to a maximum of € 130 million in the current year. A pro-rata share of € 33 million was taken into account in the first quarter of 2004.

At € 199 million, pre-tax profit nearly quadrupled after the first three months (previous year: € 54 million). Profit after tax came to € 111 million (previous year: € -5 million). The increase in minority interests in earnings to € 58 million is largely attributable to last year's IPO of Bank Austria Creditanstalt. In the first three months, HVB Group generated a net profit of € 53 million, compared to a loss of € 25 million in the same period of the previous year.

2004 target ranges

For 2004, HVB Group has defined clear target ranges. The expected first-quarter figures deviate slightly from the pro-rata annual targets, because the effects from the capital increase, which was fully completed in early April, were included in the plans only for the subsequent quarters of 2004.

In the first quarter, HVB Group was comfortably within its target range with respect to risk provisions and administrative expenses. Operating revenues were slightly (2%) below the anticipated target range. This is mainly attributable to net interest income. The operating profit missed its target range only slightly. The cost-income ratio was slightly above the envisaged target range. In the first quarter of 2004, HVB Group initiated revenues-increasing measures in all business segments, which will have a favorable effect on earnings in the coming quarters.

HVB Group in € million	**Target 2004**	**Target for Q1 2004**	**01/01/ - 03/31/2004**
Total operating revenues 1)	9,600 – 10,000	2,365 – 2,465	2,317
Loan loss provisions	1,900 – 2,100	475 – 525	485
Administrative expenses	6,100 – 6,300	1,525 – 1,575	1,542
Cost-income ratio in %	63-65	63-65	66.6
Operating profit in € million 1)	1,400-1,700	315-390	290

1) The net-interest-income target for the first quarter of 2004 does not yet take account of the proceeds from the capital increase, which was not completed until early April.

<u>Segment reporting</u>[1]

The individual business segments made the following contributions to HVB Group's operating profit of € 290 million:

Germany	€ 79 million
Austria & CEE	€ 140 million
Corporates & Markets	€ 141 million
Real Eastate Workout	€ (19) million

<u>Germany business segment:</u> After adjustment for deconsolidation effects, we achieved a clear turnaround in the operating profit, generating an operating profit of € 79 million compared to the adjusted previous-year figure (€ -70 million), with the disposal gain for BethmannMaffei playing a role in this context, too. Operating revenues developed favorably, increasing 10.1%. Contributing factors were not only a significant improvement in net commission income, but also the increase in net interest income. This means that we have con-

[1] Please note that division reporting did not commence until mid-2003. For this reason, in-period divisional results do not yet exist for the first quarter of 2003. Our segment and division reporting for the first quarter of 2004 is therefore compared to pro-rata prior-year numbers.

tinued to successfully implement our risk-adjusted pricing. The increase in operating revenues more than offset the slight uptick in administrative expenses, leading to a significant improvement in the segment's cost-income ratio, which stood at 65.7% (previous year: 70.3%). In addition, the significant reduction in loan loss provisions contributed to the positive trend in the segment's operating profit.

The Austria & CEE business segment generated a very satisfactory operating profit of € 140 million in the first quarter of 2004. This corresponds to a 26% increase versus the already high prior-year level (€ 111 million). Stable operating revenues and a decline in administrative expenses by 3% resulted in an improvement in the cost-income ratio to 69.2% (previous year: 71.6%). Loan-loss provisions decreased by 7%.

Overall, the Corporates & Markets business segment generated an operating profit of € 141 million in the first quarter of 2004. The 46% decline is mainly attributable to lower operating revenues. In the Corporates division, this trend is primarily due to a decrease in net interest income resulting, among other things, from a reduction in volumes within the context of the 2003 transformation program and the sale of the US real estate portfolio. The Markets division recorded a decline in net interest income, mainly due to lower interest income from the Available-for-Sale portfolio, IAS 39 effects and one-off income generated in the previous year. This was only partially offset by the strong trading result of € 242 million (previous year: € 163 million). In conjunction with a year-on-year increase in administrative expenses, this led to a cost-income ratio of 56.6%, which is a deterioration versus the previous year's level (44.1%). Nevertheless, the segment posted the highest earnings contribution within HVB Group with an operating profit of € 141 million.

Risk weighted assets and capital ratios

At March 31, 2004, risk weighted assets compliant with BIS rules amounted to € 240.9 billion. This is €0.9 billion less than the level recorded at yearend 2003. Compared to December 31, 2003, the Tier 1 ratio improved from 5.9% to 6.2%, and the equity funds ratio rose from 9.7% to 10.0%. Taking account of the full issue proceeds resulting from the capital increase, the Tier 1 ratio and the equity funds ratio come to 7.2% and 11.3%, respectively.

The interim report for the first quarter of 2004 will be available for download from our website at www.hvbgroup.com/ir.

FINANCIAL HIGHLIGHTS

HVB Group	1/1-3/31/2004	2003
Key indicators (in %)		
Return on equity after taxes (excl. amortization of goodwill)	3.3	-11.2
Return on equity after taxes	1.9	-19.7
Return on equity before taxes (excl. amortization of goodwill)	7.1	-6.9
Return on equity before taxes	6.0	-14.6
Cost-income ratio (based on operating revenues)	66.6	63.0
Ratio of net commission income to operating revenues	30.3	27.6
Earnings	**1/1-3/31/2004**	**1/1-3/31/2003**
Operating profit (in € m)	290	151
Profit/Loss (in € m)	53	(9)
Earnings per share (excl. amortization of goodwill in €)	0.17	0.08
Earnings per share (in €)	0.10	(0.02)
Balance sheet figures (in € bn)	**3/31/2004**	**12/31/2003**
Total assets	482.8	479.5
Total lending volume	335.0	338.3
Shareholders' equity	11.1	10.3
Key capital ratios compliant with the BIS	**3/31/2004**	**12/31/2003**
Core capital (in € bn)	14.9	14.4
Equity funds (in € bn)	26.3	25.6
Risk assets (in € bn)	240.9	241.8
Core capital ratio (in %)	6.2	5.9
Equity funds ratio (in %)	10.0	9.7
Share information	**1/1-3/31/2004**	**2003**
Share price[1)]: Reference Date (in €)	15.94	17.62
High (in €)	21.13	19.26
Low (in €)	15.22	5.47
Market capitalization: Reference Date (before capital increase) (in € bn)	8.5	9.8
Market capitalization 4/15/04 (after capital increase) (in € bn)	12.6	--

[1)] HVB share price adjusted for subscription right discount.

HVB Group		
	3/31/2004	**12/31/2003**
Employees	59,575	60,214
Branch offices	2,091	2,062

INCOME STATEMENT FROM JANUARY 1 TO March 31, 2004
(adjusted previous year's figures [1])

in € m	1/1/-3/31/ 2004	1/1/-3/31/ 2003 [1)]	Change in m €	in %
Net interest income	1,285	1,335	(50)	-3.7
Provisions for losses on loans and advances	485	575	(90)	-15.7
Net interest income after provisions for losses on loans and advances	800	760	40	5.3
Net commission income	701	638	63	9.9
Trading profit	262	241	21	8.7
General administrative expenses	1,542	1,549	(7)	-0.5
Balance of other operating income and expenses	69	40	29	72.5
Operating profit (loss)	**290**	**130**	**160**	**>+100.0**
Net income from investments	19	1	18	>+100.0
Amortization of goodwill	38	54	(16)	-29.6
Balance of other income and expenses	(72)	(23)	(49)	>-100.0
Profit (loss) from ordinary activities	**199**	**54**	**145**	**>+100.0**
Taxes on income	88	59	29	49.2
Net income (loss)	**111**	**(5)**	**116**	
Minority interest in net income (loss)	(58)	(20)	(38)	>-100.0
Net income (loss) adjusted for minority interest	**53**	**(25)**	**78**	
for information: sum of operating revenues	2,317	2,254	63	2.8

1) The previous year's figures have been adjusted for the current income and expenses of the disposed companies norisbank, Bank von Ernst and Bankhaus BethmannMaffei as well as the effects from the contractual trust arrangement (CTA).

CONSOLIDATED BALANCE SHEET at March 31, 2004

Assets in m €	3/31/2004	12/31/2003	Change in m €	in %
Cash reserves	6,513	5.708	+ 805	+ 14.1
Assets held for trading purposes	81,707	80,462	+ 1,245	+ 1.5
Placements with, and loans and advances to, other banks	56,628	52,842	+ 3,786	+ 7.2
Loans and advances to customers	281,522	283,525	(2,003)	- 0.7
Write-downs on loans and advances	(11,615)	(11,361)	(254)	- 2.2
Investments	51,940	53,000	(1,060)	- 2.0
Property, plant and equipment	2,952	3,001	(49)	- 1.6
Intangible assets	2,748	2,721	+ 27	+ 1.0
Other assets	10,416	9,557	+ 859	+ 9.0
Total assets	**482,811**	**479,455**	**+ 3,356**	**+ 0.7**

Shareholders' Equity and Liabilities in m €	3/31/2004	12/31/2003	Change in m €	in %
Deposits from other banks	110,484	112,964	(2,480)	- 2.2
Amounts owed to other depositors	143,536	140,312	+ 3,224	+ 2.3
Promissory notes and other liabilities evidenced by paper	123,262	122,728	+ 534	+ 0.4
Liabilities held for trading purposes	56,583	55,233	+ 1,350	+ 2.4
Provisions	6,962	6,847	+ 115	+ 1.7
Other liabilities	9,192	9,400	(208)	- 2.2
Subordinated capital	19,256	19,183	+ 73	+ 0.4
Minority interest	2,422	2,476	(54)	- 2.2
Shareholders' equity	11,114	10,312	+ 802	+ 7.8
Subscribed capital	2,252	1,609	+ 643	+ 40.0
Additional paid-in capital	9,312	9,295	+ 17	+ 0.2
Retained earnings	--	–		
Reserves from currency – and other changes	(14)	(40)	+ 26	+ 65.0
Change in valuation of financial instruments	(489)	(552)	+ 63	+ 11.4
AfS reserve	342	326	+ 16	+ 4.9
Hedge reserve	(831)	(878)	+ 47	+ 5.4
Consolidated profit 2003	--	--	--	
Profit/loss 1/1-3/31	53	--	+ 53	>+100.0
Total shareholders' equity and liabilities	**482,811**	**479,455**	**+ 3,356**	**+ 0.7**

SEGMENT REPORTING

OPERATING PERFORMANCE BY SEGMENT FROM JANUARY 1 TO March 31, 2004

in € m	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group new
Net interest income						
1/1-3/31/2004	677	500	171	(3)	(60)	1,285
¼ of 2003	723	485	338	(3)	(73)	1,470
Provisions for losses on loans and advances						
1/1-3/31/2004	281	107	85	12	--	485
¼ of 2003	364	115	83	14	2	578
Net commission income						
1/1-3/31/2004	310	290	101	--	--	701
¼ of 2003	309	277	113	--	--	699
Trading profit (loss)						
1/1-3/31/2004	--	11	242	--	9	262
¼ of 2003	1	26	163	--	15	205
General administrative expenses						
1/1-3/31/2004	689	555	295	2	1	1,542
¼ of 2003	736	571	272	3	11	1,593
Balance of other operating income and expenses						
1/1-3/31/2004	62	1	7	(2)	1	69
¼ of 2003	131	9	2	(1)	14	155
Operating profit (loss)						
1/1-3/31/2004	79	140	141	(19)	(51)	290
¼ of 2003	64	111	261	(21)	(57)	358

in € m	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group new
Net income from investments						
1/1-9/31/2004	(2)	(1)	(11)	--	33	19
¼ of 2003	(7)	16	2	--	(463)	(452)
Amortization of goodwill						
1/1-3/31/2004	4	21	10	--	3	38
¼ of 2003	5	180	97	--	1	283
Balance of other income and expenses						
1/1-3/31/2004	(1)	(1)	--	(37)	(33)	(72)
¼ of 2003	(2)	(2)	--	(38)	(117)	(159)
Profit (loss) from ordinary activities/Net income before taxes						
1/1-3/31/2004	72	117	120	(56)	(54)	199
¼ of 2003	50	(55)	166	(59)	(638)	(536)
Profit (loss) from ordinary activities/Net income before taxes (adjusted for one-off effects)						
¼ of 2003	(66)	80	250	(59)	(52)	153
of which: Bank Austria Group						
1/1-3/31/2004		117	19		21	157
¼ of 2003		80	14		4	98

KEY RATIOS, BY BUSINESS SEGMENTS

in %	Germany	Austria / CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group new
Cost-income-ratio						
1/1-3/31/2004	65.7	69.2	56.6	--	--	66.6
1/1-12/31/2003	63.2	71.6	44.1	--	--	63.0
Return on equity before taxes, net of amortization of goodwill 2)						
1/1-3/31/2004	5.2	17.5	15.2	--	--	7.1
1/1-12/31/2003	3.5	16.5	24.8	--	--	-6.9
Return on equity before taxes 2)						
1/1-3/31/2004	4.9	14.8	14.0	--	--	6.0
1/1-12/31/2003	3.2	-7.3	15.6	--	--	-14.6
Return on equity after taxes, net of amortization of goodwill 3)						
1/1-3/31/2004	5.2	8.8	10.7	--	--	3.3
1/1-12/31/2003	2.8	8.2	23.3	--	--	-11.2
Return on equity after taxes 3)						
1/1-3/31/2004	4.8	5.6	9.3	--	--	1.9
1/1-12/31/2003	2.5	-17.9	13.3	--	--	- 19.7

1) The ratios for the "Real Estate Workout" segment are not ecnomically meaningful.

2) Pre-tax profit and pre-tax profit after adjustment for goodwill mortization in relation to the average shareholders' equity posted in the balance sheet (excluding valuation changes of financial instruments) including minority interests

3) Net annual profit/loss and net annual profit/loss after adjustment for goodwill amortization in relation to the average shareholders' equity posted in the balance sheet (excluding valuation changes of financial instruments)

INCOME STATEMENT FROM JANUARY 1 TO March 31, 2004
(not adjusted previous year's figures)

in € m	1/1/-3/31/ 2004	1/1/-3/31/ 2003	Change in m €	in %
Net interest income	1,285	1,413	(128)	-9.1
Provisions for losses on loans and advances	485	583	(98)	-16.8
Net interest income after provisions for losses on loans and advances	800	830	(30)	-3.6
Net commission income	701	670	31	4.6
Trading profit	262	241	21	8.7
General administrative expenses	1,542	1,630	(88)	-5.4
Balance of other operating income and expenses	69	40	29	72.5
Operating profit (loss)	**290**	**151**	**139**	**92.1**
Net income from investments	19	(3)	22	
Amortization of goodwill	38	54	(16)	-29.6
Balance of other income and expenses	(72)	(23)	(49)	>-100.0
Profit (loss) from ordinary activities	**199**	**71**	**128**	**>+100.0**
Taxes on income	88	60	28	46.7
Net income (loss)	**111**	**11**	**100**	**>+100.0**
Minority interest in net income (loss)	(58)	(20)	(38)	>-100.0
Net income (loss) adjusted for minority interest	**53**	**(9)**	**62**	
for information: sum of operating revenues	2,317	2,364	(47)	-2.0

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@ hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@ hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@ hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements, They are based on information, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new information or future events,

There are many important factors which could cause actual results to differ materially from those contained in any forward-looking statement, Such factors include conditions in the financial markets from which we derive a substantial portion of our trading revenues, governmental and regulatory trends and legislative developments, competitive pressures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group,

File No. 82-3777

HVB Group

INVESTOR RELATIONS RELEASE **29. APRIL 2004**

Ergebnis des ersten Quartals 2004: Gute operative Entwicklung setzt sich fort

- **Betriebsergebnis von 290 Mio. € im ersten Quartal 2004 gegenüber bereinigtem Q1/2003 mehr als verdoppelt**
  - **Anstieg der gesamten operativen Erträge um 2,8%: Zinsüberschuss (-3,7%) leicht rückläufig, Provisionsüberschuss (+9,9%) und Handelsergebnis (+8,7%) signifikant gesteigert**
  - **Kreditrisikovorsorge (-15,7%) spürbar gesenkt, weitgehend stabile Verwaltungsaufwendungen (-0,5%)**
- **Ergebnis vor Steuern mit 199 Mio. € fast vervierfacht**
- **Gewinn von 53 Mio. € nach negativem Vorjahresergebnis**
- **Zielbandbreiten für das erste Quartal 2004 nicht alle erreicht**
- **Stabile Risikoaktiva und deutlich gestärkte Kernkapitalquote**

Trotz eines anhaltend schwachen gesamtwirtschaftlichen Umfelds hat die HVB Group in den ersten drei Monaten des laufenden Geschäftsjahres mit einem Betriebsergebnis von 290 Mio. € das Vorjahresergebnis (130 Mio. €) mehr als verdoppelt. Bei einem leichten Anstieg der operativen Erträge ist dies auf eine signifikant niedrigere Risikovorsorge bei stabilen Verwaltungsaufwendungen zurückzuführen. Die operativen Zielbandbreiten für das erste Quartal 2004 konnten nicht alle erreicht werden.

Die HVB Group legt heute ihren Zwischenbericht zum 31. März 2004 vor. Zur besseren Vergleichbarkeit haben wir die Vorjahreszahlen um die laufenden Aufwendungen und Erträge der veräußerten Gesellschaften norisbank, Bank von Ernst und Bankhaus BethmannMaffei sowie um die Effekte aus dem Contractual Trust Arrangement (CTA) bereinigt. Die Veräußerungsge-

winne von norisbank und Bank von Ernst sind im Vorjahresergebnis des ersten Quartals 2003 nicht enthalten.

Dieter Rampl, Sprecher des Vorstands der HVB Group: "Der Geschäftsverlauf in den ersten drei Monaten lag weitgehend im Rahmen unserer ambitionierten Ziele. Wir sind zuversichtlich, dass wir auf der Ertragsseite im weiteren Jahresverlauf noch kräftig zulegen und unsere für 2004 angekündigten Ziele erreichen werden. Die Maßnahmen zur Ertragssteigerung werden wir weiter forcieren."

Die Ergebnisse im Einzelnen:

Der Zinsüberschuss belief sich im ersten Quartal auf 1.285 Mio. €. Damit lag er 3,7% unter dem Vorjahreswert von 1.335 Mio. €. Neben dem Verkauf des US Real Estate Portfolios wirkten sich Währungseffekte durch den stärkeren EURO insbesondere in Relation zum US-$ und polnischen Zloty sowie niedrigere Erträge aus Aktienbeständen nach den Verkäufen im ersten Quartal aus. Daneben spiegeln sich hier Volumensrückgänge durch den Abbau der Risikoaktiva im Rahmen der Transformation 2003 wider. Diese Effekte wurden durch Margenverbesserungen im Aktivgeschäft annähernd ausgeglichen. Zu berücksichtigen ist, dass der Zinsüberschuss im Q1 2004 noch keine Erträge aus der erst Anfang April abgeschlossenen Kapitalerhöhung enthält.

Gegenüber dem unbereinigten Zinsüberschuss des vierten Quartals 2003 (1.474 Mio. €) sind wie beim Vergleich mit dem Q1 2003 der Verkauf des US Real Estate Portfolios sowie die Volumensrückgange durch den Abbau der Risikoaktiva zu berücksichtigen. Auch haben sich Effekte aus dem Contractual Trust Arrangement (CTA) und dem IAS 39 Hedge-Accounting im ersten Quartal 2004 belastend ausgewirkt. Hinzu kommen Einmaleffekte, die den Zinsüberschuss im Q4 2003 positiv beeinflußt haben.

Der Provisionsüberschuss lag mit 701 Mio. € um 9,9% deutlich über dem Wert des ersten Quartals 2003 von 638 Mio. €. Dies resultiert vor allem aus höheren Erträgen im Wertpapier- und Depotgeschäft. Insbesondere der anhaltend hohe Absatz innovativer Finanzprodukte bei Privatkunden trug hierzu bei.

Besonders erfreulich entwickelte sich der Handel, der trotz Turbulenzen an den Kapitalmärkten aufgrund des Terroranschlags in Madrid mit 262 Mio. € wieder ein sehr gutes Ergebnis vorweisen konnte. Der bereits hohe Vorjahreswert von 241 Mio. € wurde um 8,7% übertroffen. Der Anstieg ist insbesondere auf kursbezogene Geschäfte zurückzuführen.

Der Saldo sonstige betriebliche Erträge und Aufwendungen enthält den Veräußerungsgewinn Bankhaus BethmannMaffei in Höhe von 53 Mio. €. Die gesamten operativen Erträge verzeichneten mit 2.317 Mio. € im ersten Quartal 2004 (Vorjahr: 2.254 Mio. €) einen Anstieg von 2,8%.

Die Verwaltungsaufwendungen von 1.542 Mio. € blieben gegenüber dem ersten Quartal 2003 (1.549 Mio. €) mit einem Minus von 0,5% stabil. Die Cost-income-ratio lag per Ende März verbessert bei 66,6% (Vorjahr: 68,7%).

Für das Gesamtjahr 2004 erwarten wir eine Risikovorsorge in Höhe von 1.940 Mio. €, das sind anteilig für die ersten drei Monate 485 Mio. €. Dies entspricht einem kräftigen Rückgang gegenüber dem Vorjahreswert (575 Mio. €) von 15,7%.

Das Betriebsergebnis von 290 Mio. € hat sich mehr als verdoppelt. (Vorjahr 130 Mio. €). Damit setzt sich die nachhaltige Ergebnisverbesserung aus dem Geschäftsjahr 2003 fort.

Das Finanzanlageergebnis betrug 19 Mio. € (Vorjahr 1 Mio. €). Der Aufwand für die Abschreibung auf Geschäfts- oder Firmenwerte belief sich in den ersten drei Monaten auf 38 Mio. €. Dies bedeutet einen Rückgang von 29,6% gegenüber dem Vorjahr und ist bedingt durch die am Jahresende vorgenommenen außerplanmäßigen Abschreibungen. In den übrigen Erträgen und Aufwendungen ist die Risikoabschirmung für die Hypo Real Estate Group anteilig enthalten, die sich für dieses Jahr auf maximal 130 Mio. € belaufen kann. Sie ist im ersten Quartal 2004 mit anteilig 33 Mio. € berücksichtigt.

Das Ergebnis vor Steuern erreichte nach den ersten drei Monaten 199 Mio. € (Vorjahr 54 Mio. €) und hat sich damit knapp vervierfacht. Das Ergebnis nach Steuern betrug 111 Mio. € (Vorjahr -5 Mio. €). Der Anstieg der Fremdanteile am Ergebnis auf 58 Mio. € ist im Wesentlichen auf den IPO der Bank Austria Creditanstalt im letzten Jahr zurückzuführen. Die HVB Group erzielte in den ersten drei Monaten einen Gewinn von 53 Mio. € gegenüber einem Verlust von 25 Mio. € im Vorjahreszeitraum.

Zielbandbreiten 2004

Für das Jahr 2004 hat die HVB Group klare Zielbandbreiten definiert. Die erwarteten Werte für das erste Quartal weichen von den anteiligen Jahreswerten geringfügig ab, da die Effekte aus der Anfang April vollständig abgeschlossenen Kapitalerhöhung erst für die folgenden Quartale 2004 eingeplant wurden.

Im ersten Quartal hat die HVB Group den Zielkorridor bei der Kreditrisikovorsorge und den Verwaltungsaufwendungen gut erreicht. Die operativen Erträge liegen mit 2% noch leicht unter der prognostizierten Bandbreite. Dies ist insbesondere auf den Zinsüberschuss zurückzuführen. Das Betriebsergebnis verfehlt den Zielkorridor nur knapp. Die Cost-income-ratio liegt leicht oberhalb der angestrebten Zielbandbreite. Die HVB Group hat im ersten Quartal Maßnahmen zur Steigerung der Erträge in allen Geschäftsfeldern initiiert, die sich in den kommenden Quartalen positiv im Ergebnis niederschlagen werden.

HVB Group in Mio €	**Planung 2004**	**Ziele für Q1 2004**	**1.1. – 31.3.2004**
Gesamte operative Erträge[1)]	9.600 – 10.000	2.365 – 2.465	2.317
Kreditrisikovorsorge	1.900 – 2.100	475 – 525	485
Verwaltungsaufwendungen	6.100 – 6.300	1.525 – 1.575	1.542
Cost-Income-Ratio in %	63-65	63-65	66,6
Betriebsergebnis in Mio € [1)]	1.400-1.700	315-390	290

1) Ziele für das erste Quartal 2004 berücksichtigen noch keine Erträge im Zinsüberschuss aus der erst Anfang April abgeschlossenen Kapitalerhöhung

Erfolgsrechnung nach Geschäftsfeldern[1]

Zum Betriebsergebnis in Höhe von 290 Mio. € haben die Geschäftsfelder

Deutschland	79 Mio. €
Österreich und CEE	140 Mio. €
Corporates & Markets	141 Mio. €
Workout Immobilien	-19 Mio. €

beigetragen.

Geschäftsfeld Deutschland: Bereinigt um Entkonsolidierungseffekte erreichten wir mit einem Betriebsergebnis von 79 Mio. € auch infolge des Veräußerungsgewinns BethmannMaffei einen operativen Turnaround gegenüber dem bereinigten Vorjahr (-70 Mio. €). Dabei entwickelten sich die operativen Erträge mit einem Anstieg von 10,1% erfreulich. Neben einer signifikanten Verbesserung im Provisionsüberschuss hat hierzu auch der Anstieg im Zinsüberschuss beigetragen. Somit konnten wir das risikoadjustierte Pricing weiterhin erfolgreich umsetzen. Die Steigerung der operativen Erträge konnte einen leicht gestiegenen Verwaltungsaufwand überkompen-

[1] Es ist zu berücksichtigen, dass eine Ressortberichterstattung erst zur Jahresmitte 2003 begonnen hat. Daher existieren keine periodenechten Ressortergebnisse für das erste Quartal 2003. Aus diesem Grund stellen wir die Berichterstattung über die Geschäftsfelder und die Ressorts des ersten Quartals 2004 im Vergleich zu den anteiligen

sieren, wodurch sich die Cost-income-ratio deutlich auf 65,7% (Vorjahr 70,3%) verbesserte. Auch die deutlich reduzierte Kreditrisikovorsorge trug zur erfreulichen Entwicklung des Betriebsergebnisses bei.

Das Geschäftsfeld Österreich/CEE konnte ein sehr erfreuliches Betriebsergebnis von 140 Mio. € erreichen. Damit konnte das bereits hohe Vorjahresergebnis (111 Mio. €) im ersten Quartal 2004 um 26% gesteigert werden. Stabile operative Erträge und ein Rückgang der Verwaltungsaufwendungen um 3% führten zu einer Verbesserung der Cost-income-ratio auf 69,2% (Vorjahr: 71,6%). Die Kreditrisikovorsorge reduzierte sich um 7%.

Insgesamt erwirtschaftete das Geschäftsfeld Corporates & Markets im ersten Quartal 2004 ein Betriebsergebnis in Höhe von 141 Mio. €. Der Rückgang um 46% resultiert vor allem aus den rückläufigen operativen Erträgen. Hierfür ist im Ressort Corporates überwiegend die Reduzierung des Zinsüberschusses unter anderem aufgrund des Volumensabbaus durch das Transformationsprogramm 2003 und des Verkaufs des US-Real-Estate-Portfolios verantwortlich. Im Ressort Markets ergibt sich ein rückläufiger Zinsüberschuss, vor allem aus niedrigeren Zinserträgen aus AfS-Beständen, durch IAS 39 Effekte sowie Sondererträge im Vorjahr. Dies konnte durch das erfreuliche Handelsergebnis von 242 Mio. € (Vorjahr 163 Mio. €) nur teilweise kompensiert werden. Zusammen mit den im Vergleich zum Vorjahresquartal höheren Verwaltungsaufwendungen ergibt sich eine Cost-income-ratio von 56,6%, die sich gegenüber dem Vorjahr (44,1%) verschlechterte. Dennoch erreicht das Geschäftsfeld mit einem Betriebsergebnis von 141 Mio. € den höchsten Ergebnisbeitrag innerhalb der HVB Group.

Risikoaktiva und Kapitalquoten

Zum 31.3.2004 beliefen sich die Risikoaktiva gemäß BIZ auf 240,9 Mrd. €. Das sind 0,9 Mrd. € weniger als zum Jahresende 2003. Gegenüber Jahresende 2003 hat sich die Kernkapitalquote von 5,9% auf 6,2% und die Eigenmittelquote von 9,7% auf 10,0% verbessert. Unter Berücksichtigung des kompletten Emissionserlöses aus der Kapitalerhöhung beträgt die Kernkapitalquote 7,2%, die Eigenmittelquote 11,3%.

Der Zwischenbericht zum 1. Quartal 2004 wird auf unserer Homepage http://www.hvbgroup.com/ir zum Download bereitgestellt.

DIE WICHTIGSTEN ERGEBNISSE

HVB Group	1.1. - 31.3.2004	2003
Kennzahlen (in %)		
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)	3,3	- 11,2
Eigenkapitalrentabilität nach Steuern	1,9	- 19,7
Eigenkapitalrentabilität vor Steuern (bereinigt um Goodwillabschreibungen)	7,1	- 6,9
Eigenkapitalrentabilität vor Steuern	6,0	- 14,6
Cost-Income-Ratio (gemessen an den operativen Erträgen)	66,6	63,0
Anteil Provisionsüberschuss an den operativen Erträgen	30,3	27,6
Erfolgszahlen	**1.1. – 31.3.2004**	**1.1. – 31.3.2003**
Betriebsergebnis (in Mio €)	290	151
Gewinn/Verlust (in Mio €)	53	- 9
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen in €)	0,17	0,08
Ergebnis je Aktie (in €)	0,10	- 0,02
Bilanzzahlen (in Mrd €)	**31.3.2004**	**31.12.2003**
Bilanzsumme	482,8	479,5
Kreditvolumen	335,0	338,3
Bilanzielles Eigenkapital	11,1	10,3
Bankaufsichtsrechtliche Kennzahlen nach BIZ	**31.3.2004**	**31.12.2003**
Kernkapital (in Mrd €)	14,9	14,4
Eigenmittel (in Mrd €)	26,3	25,6
Risikoaktiva (in Mrd €)	240,9	241,8
Kernkapitalquote (in %)	6,2	5,9
Eigenmittelquote (in %)	10,0	9,7

Aktie	**1.1.-31.3.2004**	**2003**
Börsenkurs[1)] : Stichtag (in €)	15,94	17,62
Höchststand (in €)	21,13	19,26
Tiefststand (in €)	15,22	5,47
Börsenkapitalisierung Stichtag (vor Kapitalerhöhung) (in Mrd €)	8,5	9,8
Börsenkapitalisierung per 15.4. (nach Kapitalerhöhung) (in Mrd €)	12,6	--
	31.3.2004	**31.12.2003**
Mitarbeiter	59.575	60.214
Geschäftsstellen	2.091	2.062

[1)] HVB Aktienkurs um Bezugsrechtsabschlag bereinigt

GEWINN- UND VERLUSTRECHNUNG vom 1. Januar bis 31. März 2004 (Vorjahreszahlen bereinigt [1])

in Mio €	**1.1.-31.3. 2004**	**1.1.- 31.3. 2003 [1]**	**Veränderungen in Mio €**	**in %**
Zinsüberschuss	1.285	1.335	-50	-3,7
Kreditrisikovorsorge	485	575	-90	-15,7
Zinsüberschuss nach Kreditrisikovorsorge	800	760	40	5,3
Provisionsüberschuss	701	638	63	9,9
Handelsergebnis	262	241	21	8,7
Verwaltungsaufwand	1.542	1.549	-7	-0,5
Saldo sonstige betriebliche Erträge/Aufwendungen	69	40	29	72,5
Betriebsergebnis	**290**	**130**	**160**	**>+100,0**
Finanzanlageergebnis	19	1	18	>+100,0
Abschreibungen auf Geschäfts- oder Firmenwerte	38	54	-16	-29,6
Saldo übrige Erträge/ Aufwendungen	-72	-23	-49	>-100,0
Ergebnis der gewöhnlichen Geschäftstätigkeit / Ergebnis vor Steuern	**199**	**54**	**145**	**>+100,0**
Ertragsteuern	88	59	29	49,2
Ergebnis nach Steuern	**111**	**-5**	**116**	
Fremdanteile am Ergebnis	-58	-20	-38	>-100,0
Gewinn/Verlust	**53**	**-25**	**78**	
nachrichtlich: Summe operative Erträge	2.317	2.254	63	2,8

1) Die Vorjahreszahlen sind um die laufenden Aufwendungen und Erträge der veräußerten Gesellschaften norisbank, Bank von Ernst und Bankhaus BethmannMaffei sowie um die Effekte aus dem Contractual Trust Arrangement (CTA) bereinigt

BILANZ zum 31. März 2004

AKTIVA in Mio €	**31.3.2004**	**31.12.2003**	**Veränderung in Mio €**	**in %**
Barreserve	6.513	5.708	+ 805	+ 14,1
Handelsaktiva	81.707	80.462	+ 1.245	+ 1,5
Forderungen an Kreditinstitute	56.628	52.842	+ 3.786	+ 7,2
Forderungen an Kunden	281.522	283.525	- 2.003	- 0,7
Wertberichtigungen auf Forderungen	-11.615	-11.361	- 254	- 2,2
Finanzanlagen	51.940	53.000	- 1.060	- 2,0
Sachanlagen	2.952	3.001	- 49	- 1,6
Immaterielle Vermögenswerte	2.748	2.721	+ 27	+ 1,0
Sonstige Aktiva	10.416	9.557	+ 859	+ 9,0
SUMME DER AKTIVA	**482.811**	**479.455**	**+3.356**	**+ 0,7**

PASSIVA in Mio €	31.3.2004	31.12.2003	Veränderung in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	110.484	112.964	- 2.480	- 2,2
Verbindlichkeiten gegenüber Kunden	143.536	140.312	+ 3.224	+ 2,3
Verbriefte Verbindlichkeiten	123.262	122.728	+ 534	+ 0,4
Handelspassiva	56.583	55.233	+ 1.350	+ 2,4
Rückstellungen	6.962	6.847	+ 115	+ 1,7
Sonstige Passiva	9.192	9.400	- 208	- 2,2
Nachrangkapital	19.256	19.183	+ 73	+ 0,4
Anteile in Fremdbesitz	2.422	2.476	- 54	- 2,2
Eigenkapital	11.114	10.312	+ 802	+ 7,8
Gezeichnetes Kapital	2.252	1.609	+ 643	+ 40,0
Kapitalrücklage	9.312	9.295	+ 17	+ 0,2
Gewinnrücklagen	--	--		
Rücklagen aus Währungs- und sonstigen Veränderungen	- 14	- 40	+ 26	+ 65,0
Bewertungsänderungen von Finanzinstrumenten	- 489	- 552	+ 63	+ 11,4
AfS-Rücklage	342	326	+ 16	+ 4,9
Hedge-Rücklage	- 831	- 878	+ 47	+ 5,4
Konzerngewinn 2003	--	--	--	
Gewinn/Verlust 1.1.- 31.3.	53	--	+ 53	>+100,0
SUMME DER PASSIVA	**482.811**	**479.455**	**+ 3.356**	**+ 0,7**

ERFOLGSENTWICKLUNG NACH GESCHÄFTSFELDERN

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu
Zinsüberschuss						
1.1. - 31.3.2004	677	500	171	- 3	- 60	1.285
¼ von 2003	723	485	338	- 3	- 73	1.470
Kreditrisikovorsorge						
1.1. - 31.3.2004	281	107	85	12	--	485
¼ von 2003	364	115	83	14	2	578
Provisionsüberschuss						
1.1. - 31.3.2004	310	290	101	--	--	701
¼ von 2003	309	277	113	--	--	699
Handelsergebnis						
1.1. - 31.3.2004	--	11	242	--	9	262
¼ von 2003	1	26	163	--	15	205
Verwaltungsaufwand						
1.1. - 31.3.2004	689	555	295	2	1	1.542
¼ von 2003	736	571	272	3	11	1.593
Saldo sonstige betriebliche Erträge/Aufwendungen						
1.1. - 31.3.2004	62	1	7	- 2	1	69
¼ von 2003	131	9	2	- 1	14	155
Betriebsergebnis						
1.1. - 31.3.2004	79	140	141	- 19	- 51	290
¼ von 2003	64	111	261	-21	-57	358

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu
Finanzanlageergebnis						
1.1. - 31.3.2004	- 2	- 1	- 11	--	33	19
¼ von 2003	- 7	16	2	--	- 463	- 452
Abschreibungen auf Geschäfts- oder Firmenwerte						
1.1. - 31.3.2004	4	21	10	--	3	38
¼ von 2003	5	180	97	--	1	283
Saldo übrige Erträge/ Aufwendungen						
1.1. - 31.3.2004	- 1	- 1	--	- 37	- 33	- 72
¼ von 2003	- 2	- 2	--	- 38	- 117	- 159
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
1.1. - 31.3.2004	72	117	120	- 56	- 54	199
¼ von 2003	50	- 55	166	- 59	- 638	- 536

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern (bereinigt um Sondereffekte)						
¼ von 2003	- 66	80	250	- 59	- 52	153
darunter: Bank Austria-Gruppe (2003 bereinigt um Sondereffekte)						
1.1. – 31.3.2004		117	19		21	157
¼ von 2003		80	14		4	98

Kennziffern nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien [1]	Sonstige/ Konsolidierung	HVB Group neu
Cost-Income-Ratio (auf der Basis der operativen Erträge)						
1.1. - 31.3.2004	65,7	69,2	56,6	--	--	66,6
1.1. - 31.12.2003	63,2	71,6	44,1	--	--	63,0
Eigenkapitalrentabilität vor Steuern (bereinigt um Goodwillabschreibungen) [2]						
1.1. - 31.3.2004	5,2	17,5	15,2	--	--	7,1
1.1. - 31.12.2003	3,5	16,5	24,8	--	--	- 6,9
Eigenkapitalrentabilität vor Steuern [2]						
1.1. - 31.3.2004	4,9	14,8	14,0	--	--	6,0
1.1.- 31.12.2003	3,2	- 7,3	15,6	--	--	- 14,6

in %	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien 1)	Sonstige/ Konsolidierung	HVB Group neu
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen) 3)						
1.1. - 31.3.2004	5,2	8,8	10,7	--	--	3,3
1.1. - 31.12.2003	2,8	8,2	23,3	--	--	- 11,2
Eigenkapitalrentabilität nach Steuern 3)						
1.1. - 31.3.2004	4,8	5,6	9,3	--	--	1,9
1.1. - 31.12.2003	2,5	- 17,9	13,3	--		- 19,7

1) Kennzahlenwerte für das Segment "Workout Immobilien" ökonomisch nicht aussagekräftig

2) Ergebnis vor Steuern bzw. Ergebnis vor Steuern bereinigt um Goodwillabschreibungen im Verhältnis zum durchschnittlich bilanziellen Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten) inkl. Fremdanteile

3) Jahresüberschuss/-fehlbetrag bzw. Jahresüberschuss/-fehlbetrag bereinigt um Goodwillabschreibungen im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten)

GEWINN- UND VERLUSTRECHNUNG vom 1. Januar bis 31. März 2004 (Vorjahreszahlen unbereinigt)

in Mio €	1.1.-31.3. 2004	1.1.-31.3. 2003	Veränderungen in Mio €	in %
Zinsüberschuss	1.285	1.413	-128	-9,1
Kreditrisikovorsorge	485	583	-98	-16,8
Zinsüberschuss nach Kreditrisikovorsorge	800	830	-30	-3,6
Provisionsüberschuss	701	670	31	4,6
Handelsergebnis	262	241	21	8,7
Verwaltungsaufwand	1.542	1.630	-88	-5,4
Saldo sonstige betriebliche Erträge/Aufwendungen	69	40	29	72,5
Betriebsergebnis	**290**	**151**	**139**	**92,1**
Finanzanlageergebnis	19	-3	22	
Abschreibungen auf Geschäfts- oder Firmenwerte	38	54	-16	-29,6
Saldo übrige Erträge/ Aufwendungen	-72	-23	-49	>-100,0
Ergebnis der gewöhnlichen Geschäftstätigkeit / Ergebnis vor Steuern	**199**	**71**	**128**	**>+100,0**
Ertragsteuern	88	60	28	46,7
Ergebnis nach Steuern	**111**	**11**	**100**	**>+100,0**
Fremdanteile am Ergebnis	-58	-20	-38	>-100,0
Gewinn/Verlust	**53**	**-9**	**62**	
nachrichtlich: Summe operative Erträge	2.317	2.364	-47	-2,0

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

File No. 82-3777

HVB Group

INVESTOR RELATIONS RELEASE **MAY 7, 2004**

Cash compensation for VuW shareholders set at € 25.00 per share

As scheduled, HypoVereinsbank (HVB) has taken a further step in the direction of the announced full integration of Vereins- und Westbank (VuW) by setting the adequate cash compensation to € 25.00 per share. Price determination was based on a valuation opinion prepared by an independent auditing firm.

HVB already increased its stake in VuW to more than 95 percent in March, announcing its intention to raise its shareholding to 100 percent by means of a squeeze-out of minority shareholders against cash compensation. The squeeze-out of minority shareholders will be effected by a resolution of the general meeting of Vereins- und Westbank shareholders concerning the transfer of the corresponding shares to HVB. Transfer of the shares will then be effected against payment of the adequate cash compensation.

The integration of Vereins- und Westbank was decided by the Supervisory Board of HypoVereinsbank in summer 2003. With this move, HVB Group will strengthen its sales operations and optimize its organizational structure in Germany.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

File No.
82-3777

HVB Group

INVESTOR RELATIONS RELEASE

7. MAI 2004

Barabfindung für VuW-Aktionäre beträgt € 25,00 pro Aktie

Die HypoVereinsbank (HVB) vollzieht mit Festlegung der angemessenen Barabfindung auf € 25,00 je Aktie planmäßig einen weiteren Schritt bei der angekündigten vollständigen Integration der Vereins- und Westbank (VuW). Als Grundlage für die Preisfindung diente ein Bewertungsgutachten durch eine unabhängige Wirtschaftsprüfungsgesellschaft.

Die HVB hatte bereits im März den Anteil an der VuW auf mehr als 95 Prozent erhöht und ihre Absicht angekündigt, ihre Beteiligung über einen Ausschluss der Minderheitsaktionäre gegen Barabfindung auf 100 Prozent zu erhöhen. Der Ausschluss der Minderheitsaktionäre erfolgt durch einen Beschluss der Hauptversammlung der Vereins- und Westbank über die Übertragung der entsprechenden Aktien auf die HVB. Die Übertragung der Aktien erfolgt dann gegen Zahlung der angemessenen Barabfindung.

Die Integration der Vereins- und Westbank hatte der Aufsichtsrat der HypoVereinsbank im Sommer 2003 beschlossen. Mit diesem Schritt stärkt die HVB Group den Vertrieb und optimiert ihre Organisationsstruktur in Deutschland.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir